SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2007
E.ON AG
(Translation of Registrant’s Name into English)
E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

E.ON AG Interim Report II/2007
January 1 — June 30, 2007
•	Adjusted EBIT up 7 percent

•	Upstream operations considerably expanded

•	Wind farms in Spain and Portugal acquired

•	Outlook for full year 2007 unchanged: 5 to 10 percent increase in adjusted EBIT expected

E.ON Group Financial Highlights
Through the fiscal year ended December 31, 2006, E.ON prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), but has adopted International Financial Reporting Standards (“IFRS”), which are applicable in the European Union, as its primary set of accounting principles as of January 1, 2007. Unless otherwise indicated, the financial data for periods beginning after January 1, 2007, reflected in this presentation have been prepared in accordance with IFRS. This report may contain references to certain financial measures (including forward-looking measures) that are not calculated in accordance with either IFRS or U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in this presentation or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in accordance with IFRS or U.S. GAAP, enhance an understanding of E.ON’s liquidity and profitability. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities, and the other income or cash flow data prepared in accordance with IFRS or U.S. GAAP. In particular, there are material limitations associated with our use of non-GAAP financial measures, including the limitations inherent in our determination of each of the relevant adjustments. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

Contents

4 Letter to Shareholders

5 E.ON Stock

6 Interim Group Management Report
- Business and Operating Environment
- Earnings Situation
- Financial Condition
- Asset Situation
- Employees
- Risk Situation
- Subsequent Events
- Forecast

16 Market Units
16 - Central Europe
18 - Pan-European Gas
20 - U.K.
22 - Nordic
24 - U.S. Midwest

26 Condensed Consolidated Interim Financial Statements
- Responsibility Statement
- Review Report
- Consolidated Statements of Income
- Consolidated Balance Sheets
- Consolidated Statements of Cash Flows
- Consolidated Statements of Recognized Income and Expenses
- Notes

60 Other Explanations Concerning the IFRS Reconciliations

63 Financial Calendar

Interim Report II/2007
Dear Shareholders,
The E.ON Group’s positive development continued in the second quarter of 2007. We increased sales by 4 percent in the first six months of 2007, from last year’s €34.2 billion to €35.6 billion, and adjusted EBIT by 7 percent, from €5.1 billion to €5.4 billion. Net income attributable to shareholders of E.ON AG increased by 26 percent to €4 billion. We continue to expect the E.ON Group’s full-year adjusted EBIT to surpass the prior-year level. We expect an increase of 5 to 10 percent.
In late May 2007, we presented our package of initiatives for the E.ON Group’s further strategic development. The key topics are strategy and organizational structure, growth, enhancing profitability, and managing our capital structure. We’re taking a more European approach towards managing our businesses, particularly trading and power generation, in order to seize the earnings and growth opportunities created by the integration of Europe’s energy markets. We’re combining all our European trading activities—power, gas, coal, oil, and Co2 emission allowances—in a new unit called E.ON Energy Trading. Similarly, a new unit will manage the construction of new coal-fired and gas-fired power plants across Europe. We’re also combining— and considerably expanding—E.ON’s renewable-energy and climate-protection activities. We’re hard at work implementing these projects. Our acquisition of Dong’s wind farms in Spain and Portugal last week represents a decisive step towards achieving these objectives.
At the same time, E.ON will grow significantly. By the end of 2010, we plan to initiate investments totaling €60 billion, 70 percent of which are to achieve further growth. A key focus is the construction of technologically advanced and climate-friendly power plants, for which we’ve earmarked €12 billion. We plan to invest €3 billion in renewable energy. We estimate that the acquisition of Endesa assets in Europe and Viesgo will amount to about €10 billion. Together, these investments will increase our generating capacity in Europe by about 50 percent by 2010, further expanding the European footprint of our already excellent and balanced generation portfolio. These investments will also help protect the earth’s climate. Our ambitious goal is to reduce, by 2030, our carbon-dioxide emissions per megawatt-hour by about 50 percent compared with 1990 levels. To get there, we intend to substantially expand our renewables capacity and significantly increase our investment in new technological developments. Our new coal-fired power plants will set standards for reducing carbon emissions and will be fitted for subsequent carbon capture and storage (“CCS”). We’re already involved in projects in Germany, the United States, the United Kingdom, and Sweden to develop the advanced technologies necessary to make CCS operational. We intend to invest €10 billion in our gas business. First, we’re building new storage facilities, pipelines, and LNG terminals. Second, we’re significantly expanding our position as a gas producer. In late July, we acquired 28 percent of Skarv and Idun, important natural gas fields in the Norwegian North Sea. Total investments of just under €2 billion to acquire a stake in the fields and to tap their reserves will bring us a big step towards achieving our goal of sourcing 10 billion cubic meters (“bcm”) of natural gas from our own production portfolio. For ten years after production begins, our annual share of the fields’ production will be about 1.4 bcm, enough gas to supply a city of 2.5 million people for one year.
To manage our capital structure going forward, we’re using a new steering metric called “debt factor,” which is equal to the ratio between economic net debt and adjusted EBITDA. At 1.5, E.ON’s debt factor at year end 2006 is significantly lower than that of comparable European energy companies. In order to have a more efficient capital structure, we’ve defined 3 as our target debt factor. We intend to actively manage our capital structure going forward. If, as is currently the case, our debt factor is significantly below the target, we’ll take on more debt through, for example, a higher dividend yield, special dividends, or share buybacks. Our priority, however, will always be on making value-enhancing investments. We aim to achieve a more efficient capital structure by the end of 2008. Our investment program will significantly increase our debt. We’re supplementing this program with a roughly €7 billion share buyback which we began in late June 2007 and will complete by the end of 2008.
Our package of initiatives lays the groundwork for the continued successful development of our company, from which you, our shareholders, will benefit.
Sincerely yours,

Dr. Wulf H. Bernotat

Interim Report II/2007
E.ON Stock
E.ON stock (including the dividend) finished the first six months of 2007 up 24 percent, significantly outperforming other European blue chips as measured by the EURO STOXX 50 (+10 percent) and its peer index, the STOXX Utilities (+11 percent). The trading volume of E.ON stock climbed by nearly 40 percent year on year to €70.3 billion, making E.ON the fourth most-traded stock in the DAX index of Germany’s top 30 blue chips. As of June 29, 2007, E.ON was the second-largest DAX stock in terms of market capitalization.
E.ON stock is listed on the New York Stock Exchange as American Depositary Receipts (“ADRs”). The conversion ratio between E.ON ADRs and E.ON stock is three to one. The value of three E.ON ADRs is effectively that of one share of E.ON stock.
On June 27, 2007, E.ON began its previously announced share buyback program under which it will buy €7 billion of its own stock by the end of 2008, with roughly half being purchased this year. The shares will subsequently be cancelled, thereby reducing E.ON’s capital stock. The share buyback program is an important step towards optimizing E.ON’s capital structure. It will also increase the attractiveness of E.ON stock, since it will positively influence earnings per share and the dividend yield.
Visit eon.com for the latest information about E.ON stock.

Interim Report II/2007
Interim Group Management Report
Business and Operating Environment
Conversion of Group Reporting Policies to International Financial Reporting Standards (“IFRS”)
Through the end of the 2006 financial year, E.ON AG prepared its Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Effective January 1, 2007, we apply International Financial Reporting Standards (“IFRS”), which deviate substantially from U.S. GAAP in a number of respects. Detailed explanatory notes on the conversion of Group Reporting Policies to IFRS and IFRS reconciliations can be found on pages 34 and 52-59 of the Condensed Consolidated Interim Financial Statements and on pages 60-61. Until we publish complete Consolidated Financial Statements under IFRS for the year ending December 31, 2007, the financial information in this report will remain preliminary due to possible changes to individual reporting standards.
Energy Price Developments
Throughout the first half of 2007, European power and natural gas markets were driven by three main factors:
•	international oil, coal, and Co2 prices

•	warm weather

•	the hydrological balance in the Nordic region.
Although prices declined on most European gas and power markets in the first weeks of the year, they rose again starting in March in response to higher coal, oil, and phase-two Co2 prices.
The price of Brent crude oil increased significantly beginning in January due to renewed tension in the Middle East and Nigeria and lower oil-product inventories in the United States. At the end of June, Brent was quoted at $71 per barrel, about $17 per barrel higher than in January.
Coal prices have moved continually higher this year, particularly in the second quarter. In June, coal was selling for $81 per metric ton, the highest level since June 2004. The increase was mainly due to sustained strong demand in the Pacific market, high freight rates (which account for about 35 percent of the price of coal), and loading problems in Australian ports.
Germany’s average natural gas import prices, which are indexed mainly to heating oil prices, decreased during the first months of 2007 but over the coming months are expected to reflect the oil price increases seen since January. Unseasonably warm winter weather pushed down U.K. natural gas prices in January and February. With rising oil prices, U.K. gas prices increased in March but since then have remained almost unchanged as a result of good supply. Despite high storage inventories, U.S. natural gas prices moved higher due to unusually warm weather (which increased the demand for peaking power provided by gas-fired generating units) and updated hurricane forecasts.
Two factors caused Co2 prices for phase one (2005-2007) of the European Emissions Trading Scheme (“ETS”) to stabilize at less than €1 per metric ton. First, installations affected by the ETS will be able to meet their carbon-emission cap. It is widely expected that phase one of the ETS will be oversupplied. Second, phase-one allowances cannot be used for phase two (2008-2012).
Phase-two prices increased in response to high oil and gas prices and the EU Commission’s decision to reduce the caps on installations proposed by the member states. In addition, member states will be able to import significantly fewer credits for emission reductions achieved outside the EU.

Interim Report II/2007
Wholesale power prices across Europe remained heavily influenced by fuel and Co2 prices. Since March 2007, German and Nordic power prices increased on the back of higher coal and Co2 prices. Nordic power prices were also influenced by lower water reservoir levels. U.K. prices tracked Co2 and natural gas prices. Forward power prices in the United States increased, following the trend set by U.S. natural gas prices.
Power and Gas Sales
The E.ON Group increased its power sales volume by 12 percent, from 215.4 billion kWh in the first half of 2006 to 241.1 billion kWh in the first half of 2007. Central Europe’s 16-percent increase in volume is predominantly attributable to significantly higher deliveries onto its network of electricity pursuant to Germany’s Renewable Energy Law. U.K. sold slightly more electricity, while Nordic sold 8 percent more and U.S. Midwest 5 percent more. The respective factors were higher sales volumes at the Nord Pool, Northern Europe’s energy exchange, and favorable temperatures compared with the first half of 2006 in Kentucky.
Natural gas sales volumes declined by 8 percent year on year from 671.4 billion kWh to 618.4 billion kWh, mainly due to higher temperatures in Europe compared with the prior-year period. Warmer weather reduced sales volumes by 7 percent at Pan-European Gas, 16 percent at Central Europe, 3 percent at U.K., and 32 percent at Nordic. By contrast, U.S. Midwest sold 19 percent more natural gas primarily due to low temperatures in the Midwestern United States at the beginning of the year.

Interim Report II/2007
Interim Group Management Report
Earnings Situation
Sales up 4 Percent
Increased sales at the Central Europe, U.K., and Nordic market units are partially attributable to higher electricity sales volumes. Higher average electricity prices constituted the main factor at Central Europe and U.K. In addition, Central Europe benefited from significantly higher deliveries onto its network of electricity pursuant to Germany’s Renewable Energy Law and from business expansion, particularly in Italy. Sales at Pan-European Gas were lower primarily due to a weather-driven decline in sales volumes in the midstream business and lower sales prices in the upstream business. The decline in U.S. Midwest’s sales is due exclusively to exchange rates.
Adjusted EBIT7 Percent above Prior-Year Figure

Adjusted EBIT, E.ON’s key figure for purposes of internal management control and as an indicator of a business’s long-term earnings power, is derived from income/loss (-) from continuing operations before income taxes and interest and similar expenses (net) and is adjusted to exclude certain extraordinary items. The adjustments include interest and similar expenses (net) (which is adjusted using economic criteria and excludes certain special items), book gains and losses on disposals, and other nonoperating income and expenses of a nonrecurring or rare nature (see commentary on page 51).
The U.K. market unit made a key contribution to the E.ON Group’s improved adjusted EBIT, primarily due to lower procurement costs. The supply shortage in Great Britain in early 2006 had increased these costs considerably. Central Europe’s adjusted EBIT was positively affected by the development of electricity prices and negatively affected by a temperature-driven decline in natural gas sales volumes. Nordic’s adjusted EBIT rose on higher electricity sales volumes. Adjusted EBIT at Pan-European Gas was down year on year due mainly to a weather-driven decline in sales volumes and lower earnings from storage valuation. U.S. Midwest’s adjusted EBIT was slightly lower due to currency factors.
Net Income Significantly above Prior-Year Level

Net income attributable to shareholders of E.ON AG of €4 billion and corresponding earnings per share of €6.02 were both 26 percent above the prior-year level.
Adjusted interest expense (net) improved by €87 million compared with the prior year. A lower net interest expense for pensions resulting from higher anticipated income from plan assets, particularly at the Central Europe market unit, was the main factor.

Interim Report II/2007
Net book gains in the first half of 2007 were about €730 million above the prior-year figure and resulted, as in the first half of 2006, primarily from the sale of securities at Central Europe.
Other nonoperating earnings primarily reflect the marking to market of derivatives in the amount of €245 million. The roughly €1 billion increase from the prior-year figure of -€778 million is attributable to positive earnings effects at U.K., Pan-European Gas, and Nordic. By contrast, costs relating to the Endesa acquisition plan (€301 million) and the storm in Sweden in early 2007 (€95 million) adversely affected other nonoperating earnings.
Income/Loss (-) from continuing operations before income taxes rose considerably relative to the prior-year figure. The main factors were higher net book gains and the positive effect of the marking to market of derivatives along with the improvement in adjusted EBIT.
Our continuing operations recorded a tax expense of €1.3 billion in the first half of 2007. This represents a tax rate of 23 percent compared with 28 percent in the prior-year period. The decline is mainly attributable to a higher share of tax-free income.
Income/Loss (-) from discontinued operations, net, contains the results of Western Kentucky Energy, which is held for sale. Pursuant to IFRS, its results are reported separately in the Consolidated Statements of Income. The prior-year figure also includes earnings from our shareholdings in E.ON Finland (sold in June 2006) and in Degussa (sold in July 2006) (see commentary on pages 46-47).
Adjusted Net Income 9 Percent above Prior-Year Figure
Net income reflects not only our operating performance but also special effects such as the marking to market of derivatives. Adjusted net income is an earnings figure after interest and similar expenses (net), income taxes, and minority interests that has been adjusted to exclude certain special effects. The adjustments include the marking to market of derivatives, book gains and losses on disposals, as well as other non-operating income and expenses (after taxes and minority interests) of a special or rare nature. Adjusted net income also excludes income/loss (-) from discontinued operations and from the cumulative effect of the IFRS conversion (after taxes and minority interests) as well as special tax effects. Special tax effects relate to the consequences of changes in the tax laws in Germany and the United Kingdom.
Financial Condition
Investments Significantly above Prior-Year Level
The E.ON Group’s investments in the period under review were 27 percent above the prior-year figure. We invested €2.6 billion in property, plant, and equipment and intangible assets compared with €1.5 billion in the prior year. Share investments totaled €0.1 billion versus €0.6 billion in the prior year.
Central Europe invested €222 million more in the first half of 2007 than in the prior-year period. Investments in property, plant, and equipment and intangible assets totaled €943 million (prior year: €667 million). Investments in power generation were €252 million higher, mainly due to ongoing generation projects in Germany and Italy. Share investments of €104 million were €54 million below the prior-year level.
Pan-European Gas invested €1,174 million. Of this figure, €288 million (prior year: €151 million) went towards property, plant, and equipment and intangible assets. Share investments of €886 million (prior year: €432 million) almost exclusively reflect the intragroup acquisition of Contigas Deutsche Energie-AG from the Central Europe market unit. A corresponding deduction was taken at the Corporate Center level.

Interim Report II/2007
Interim Group Management Report
U.K.’s investments were €316 million higher primarily due to increased additions to property, plant, and equipment. The non-regulated business increased investment in the development of new generation capacity and gas storage. Expenditure in the regulated business increased as a result of allowance under the five-year regulation review.
Nordic invested €124 million more than in the prior year. Nordic invested €393 million (prior year: €223 million) in intangible assets and property, plant, and equipment to maintain and expand existing production plants and to upgrade and extend the distribution network. Share investments totaled €5 million compared with €51 million in 2006.
U.S. Midwest’s investments increased compared with the prior year primarily due to increased spending for SO2 emissions mitigation equipment and the new baseload unit under construction at the Trimble County 2 plant. This unit is expected to enter service in 2010.
Cash Flow Considerably Higher, Financial Position Strengthened
Management’s analysis of E.ON’s financial condition uses, among other financial measures, cash provided by operating activities, free cash flow, net financial position, and economic net debt.
The E.ON Group’s cash provided by operating activities in the first six months of 2007 was 72 percent above the prior-year level.
The increase in Central Europe’s cash provided by operating activities is mainly attributable to positive effects relating to working capital, intragroup tax offsets, and the consolidation of Versorgungskasse Energie. A higher gross margin in the electricity business was offset by a temperature-driven decline in gas margins.
Pan-European Gas recorded a significant improvement in cash provided by operating activities in the first half of 2007. One reason was the inclusion of the E.ON Földgáz companies, which did not become consolidated E.ON companies until March 31 of the prior year. Another positive effect in the current-year period related to the injection and withdrawal of gas at E.ON Ruhrgas AG storage facilities, which more than offset the negative effects in the Up-/Midstream business in the first quarter of 2007.
U.K.’s cash provided by operating activities was significantly higher year on year. The improvement was mainly due to the avoidance of first quarter 2006 gas issues caused by supply problems and cold weather, recovery of aged debt, and retail price rises offset by higher commodity costs. Working capital decreased following the retail price reduction in April, reducing debt outstanding.
Nordic’s cash provided by operating activities increased slightly. Positive effects from higher power sales volumes and improvements in working capital were offset by cash-effective costs for the January storm and by higher income tax payments.
Cash provided by operating activities at U.S. Midwest was lower mainly due to increased pension contributions made in the first half of 2007.

Interim Report II/2007
The Corporate Center’s cash provided by operating activities was significantly below the prior-year level, primarily due to lower external tax refunds.
In general, surplus cash provided by operating activities at Central Europe, U.K., and U.S. Midwest is lower in the first quarter of the year (despite the high sales volume typical of this season) due to the nature of their billing cycles, which in the first quarter are characterized by an increase in receivables combined with cash outflows for goods and services. During the remainder of the year, there is typically a corresponding reduction in working capital, resulting in surplus cash provided by operating activities, although sales volumes in these quarters (with the exception of U.S. Midwest) are actually lower. The fourth quarter is characterized by an increase in working capital. At Pan-European Gas, by contrast, cash provided by operating activities is recorded principally in the first quarter, whereas there are cash outflows for intake at gas storage facilities in the second and third quarters.
We define free cash flow as cash provided by operating activities less investments in intangible assets and property, plant, and equipment. Due to the increase in cash provided by operating activities, free cash flow was 74 percent above the prior-year number despite higher investments in property, plant, and equipment and in intangible assets.
Net financial position equals the difference between our total financial assets and our total financial liabilities. Our net financial position of €499 million was €636 million above the figure reported as of December 31, 2006 (-€137 million). High free cash flow (€2.2 billion) and proceeds from disposals (€0.6 billion) served to improve our net financial position during the first half of 2007. By contrast, the dividend payout including the related tax payment (-€2.2 billion) resulted in substantial cash outflow. To increase transparency, since December 31, 2006, we also include financial liabilities to affiliated companies and to associated companies in our net financial position. Our financial position as of June 30, 2006, was adjusted accordingly.
Besides financial liabilities, there are other line items, such as provisions for pensions and provisions for asset retirement and similar obligations, that are debt-like. Financial assets include liquid funds and long-term securities and funds that are attributable to, and earmarked for, these provisions. Starting with the first quarter of 2007, we are reporting a new key figure, “economic net debt,” to provide a more meaningful description of the E.ON Group’s actual financial situation.
This key figure supplements net financial position with provisions for pensions and provisions for asset retirement and similar obligations (less prepayments).
Provisions for pensions declined compared with year end 2006 mainly due to actuarial gains attributable to higher interest rates used to calculate the defined benefit obligation.
Following the announcement of our new investment plan for the period 2007-2010, on May 31, 2007, Moody’s confirmed its long-term rating for E.ON at A2 with a stable outlook. Previously, Moody’s had downgraded its long-term rating for E.ON from Aa3 to A2 after we signed an agreement with Enel and Acciona to acquire certain assets. Moody’s short-term rating for E.ON was unchanged at P-1.
On June 12, 2007, Standard & Poor’s lowered its long-term rating for E.ON from AA- to A (stable outlook) and its short-term rating from A-1+ to A-1 following the announcement of E.ON’s revised strategy on May 31, 2007.

Interim Report II/2007
Interim Group Management Report
Asset Situation
At the end of the first half of 2007, long-term assets and short-term assets accounted for 76 percent and 24 percent, respectively, of total stockholders’ equity and liabilities, unchanged from year end 2006. Total stockholders’ equity and liabilities at the balance-sheet date were slightly below the level as of December 31,2006.
At 41 percent, our equity ratio was almost unchanged from year end 2006.
The following key figures underscore that the E.ON Group continues to have a solid asset and capital structure:
•	Long-term assets are covered by stockholders’ equity at 54 percent (year end 2006: 53 percent).

•	Long-term assets are covered by long-term capital at 103 percent (year end 2006: 102 percent).
Employees
On June 30, 2007, the E.ON Group had 82,288 employees worldwide, about 2 percent more than at year end 2006. E.ON also had 1,999 apprentices and 262 board members and managing directors.
At the end of the second quarter of 2007, 47,770 employees, or 58 percent of all staff, were working outside Germany, essentially unchanged from year end 2006.
The slight increase in Central Europe’s workforce compared with year end 2006 was due primarily to the hiring of former apprentices in Germany who had completed their training.
The number of employees at Pan-European Gas declined mainly due to efficiency-enhancement measures at E.ON Gaz România.
Additions primarily to sales staff at U.K. and the hiring of seasonal staff for the summer months at Nordic were responsible for the workforce increases at these market units. The number of employees at U.S. Midwest did not change significantly.
At the end of June 2007, the Corporate Center had 45 more employees than at year end 2006, primarily because E.ON Academy and E.ON Montan, which had previously not been consolidated E.ON companies, were merged into E.ON AG.
During the reporting period, wages and salaries including social security contributions and retirement payments totaled €2.3 billion, compared with €2.3 billion a year ago.

Interim Report II/2007
Risk Situation
In the normal course of business, we are subject to a number of risks that are inseparably linked to the operation of our businesses.
Energy production and distribution involves technologically complex facilities. Operational failures or extended production stoppages of facilities or components of facilities could adversely impact our earnings situation. We minimize these risks through ongoing employee training and qualification programs and regular maintenance and enhancement of our facilities.
Our operations expose us to interest-rate, currency, and counterparty risks as well as commodity price risks for electricity, natural gas, coal, oil, and carbon dioxide. We minimize these risks through the use of instruments suited to this purpose.
Our market units operate in an international market environment characterized by general risks related to the business cycle and by increasingly intense competition. We use a comprehensive sales management system and intensive customer management to minimize the price and volume risks faced by our power and gas business on liberalized markets.
The political, legal, and regulatory environment in which the E.ON Group does business is a source of additional external risks. Changes to this environment can make planning uncertain. Our goal is to play an informed and active role in shaping our business environment. We pursue this goal by engaging in a systematic and constructive dialog with government agencies and policymakers. Currently, the following issues are of particular relevance:
•	In late April, the German federal cabinet agreed to amendments to the Law Against Anticompetitive Behavior which will lead to a considerable broadening of antitrust oversight in Germany’s electricity and natural gas markets. In the future, companies that individually or jointly have a dominant position in these markets may not charge prices or demand commercial conditions that are less favorable than those of other companies in comparable markets or charge prices that disproportionately exceed their costs. E.ON expects the implementation of these provisions to considerably impede competition in Germany’s energy markets but is currently unable to quantify the effects on E.ON. The new anticompetitive behavior provisions expire at the end of 2012.
•	As part of an anticompetitive practices case, the German Federal Cartel Office (“FCO”) is investigating the treatment of CO2 emission allowances as a cost factor in the price of electricity. A fundamental principle of emissions trading is that treating emission allowances as a cost factor provides an incentive to reduce CO2 emissions. The FCO is currently investigating whether it is an anti competitive practice to factor CO2 emission allowances into the price of electricity although the allowances were allocated at no cost.
•	The EU Commission carried out investigations at the premises of several energy companies in Europe, including E.ON AG and some of its affiliates, in May and December 2006 and subsequently submitted requests for information regarding different regulatory and energy-market-related issues to E.ON Energie and E.ON Ruhrgas. The two companies have now responded to these requests. On July 18, 2007, the Commission initiated antitrust proceedings against E.ON Ruhrgas and Gaz de France. The proceedings possibly relate to an agreement made in 1975—an agreement that was rescinded several years ago and, moreover, had no practical significance—regarding the transport of natural gas via the Megal gas pipeline in which E.ON Ruhrgas and Gaz de France have owner ship interests. The Commission points out that the initiation of proceedings does not imply that there is conclusive proof of an infringement.
•	E.ON Ruhrgas filed a complaint with the State Superior Court in Düsseldorf against the FCO’s order of January 13, 2006, relating to long-term gas supply contracts. In this main case, E.ON Ruhrgas is contesting the FCO’s competitive injunction which forbids E.ON Ruhrgas from competing to supply a certain portion of municipal utilities’ gas needs even it meets the volume and contract-duration requirements defined by the FCO. For example, if a municipal utility has a four-year contract with E.ON Ruhrgas covering 80 percent of its gas supply needs and, two years later, asks for bids to supply the remaining 20 percent of its needs, E.ON Ruhrgas is not allowed to submit a bid. The State Superior Court in Düsseldorf heard oral arguments in this case on July 11, 2007. We are still awaiting the outcome of the proceedings. Following its

Interim Report II/2007
Interim Group Management Report
preliminary analysis, the court is inclined to reject our complaint. The hearing gave E.ON Ruhrgas another opportunity to present the key arguments as to why the competitive injunction is bad for the German economy. The court announced that it will issue a ruling on September 19, 2007.

•	In January 2007, the EU Commission put forward a comprehensive package of energy policy proposals. It can be anticipated that these proposals will result in legislative initiatives designed to enhance climate protection efforts, promote the implementation of energy-efficiency measures, and further intensify regulatory intervention. At this time, the effects of such legislative initiatives on our business cannot be predicted. Under discussion is a proposal to require ownership unbundling of energy networks from the other segments of the energy supply business. We consider this infringement of ownership to be illegal, although we are unable at this time to rule it out. We believe that it would make more sense to first wait and evaluate the effectiveness of the legal unbundling requirements which only recently took effect. However, in order to play a constructive role in the current policy-making process, E.ON is conducting talks with the EU Commission about alternative models that would also help integrate the EU internal market.

•	In mid-June 2007, the German Federal Government presented regulations for an incentive-based regulation system, these regulations are subject to the approval of the Bundesrat, Germany’s upper house of parliament. Under Germany’s Energy Law of 2005, the current cost-based, rate-of-return model for network charges is to be replaced by an incentive-based regulation system in order to create additional incentives for enhancing the efficiency of network operations. In principle, we support the rapid introduction of a reasonable incentive-based system but continue to believe that the current recommendations require significant modifications. At this time, we cannot rule out the possibility that the German Federal Network Agency will establish efficiency-enhancement targets that are unattainable. Because the exact details of many key aspects of the incentive-based system remain undecided, we cannot at this time reliably assess its consequences.

•	On July 6, 2007, the Bundesrat passed the Corporate Tax Reform Law of 2008, which will be applied in the third quarter of 2007.
The operational and strategic management of the E.ON Group relies heavily on highly complex information technology. Our IT systems are maintained and optimized by qualified E.ON Group experts, outside experts, and a wide range of technical security measures.
In the period under review, the E.ON Group’s risk situation did not change substantially from year end 2006.
Subsequent Events
•	Within its share buyback program started on June 27,2007, E.ON repurchased 8,922,473 own shares at an average price of €119.41 per share, of which 246,865 are included in these Consolidated Financial Statements. Up to now, this corresponds to a 1.29-percent-buyback of E.ON’s capital stock at an acquisition cost of €1,065 million. The company plans to buy back stock worth approximately €7 billion by the end of 2008, half of it in 2007. The goals of the share buy back are to optimize E.ON’s capital structure as well as to make E.ON shares more attractive.
•	In late July, E.ON concluded a purchase agreement with Shell to acquire 28 percent of Skarv and Idun, two important Norwegian natural gas fields, for $893 million (approximately €650 million). E.ON’s share of the investments for developing the fields will be about $1.4 billion. Plans call for gas production to begin in 2011. E.ON’s share of these fields’ production will be about 1.4 billion cubic-meters of natural gas per year for at least ten years. The sale is subject to the relevant Norwegian regulatory approval and is expected to be completed by the end of 2007.
•	In early August 2007, E.ON acquired Energi E2 Renovables Ibéricas (“E2-I”), a wind farm operator, from the Danish utility Dong Energy at a purchase price of €722 million. This acquisition enables E.ON to greatly expand its wind power business. The purchase price includes €256 million for the assumption of existing net debt. Currently, E2-I generates electricity in Spain and Portugal from renewables with a total capacity in operation of about 260 MW. Most of its assets are state-of-the-art wind farms. The remainder are small-scale hydroelectric and biomass

Interim Report II/2007
generating units. Further wind farms totaling approximately 560 megawatt are already being planned at particularly favorable locations on the Iberian peninsula, they are planned for completion in the next four years.

•	On August 7, 2007, E.ON, ThyssenKrupp and RWE came to an agreement with the foundation “RAG-Stiftung” to sell their shares in RAG Aktiengesellschaft to the RAG-Stiftung. The three shareholding companies hold a total of 90 percent of the share capital. The blocks of shares are expected to be transferred on November 30, 2007, for a price of €1 each.
Forecast
Earnings Development
We continue to expect adjusted EBIT for full year 2007 to surpass the high prior-year level. We expect an increase of 5 to 10 percent. However, not all market units will contribute equally to the improvement. From today’s perspective, we also continue to anticipate an increase in net income attributable to shareholders of E.ON AG. However, net income will be particularly influenced by the marking to market of derivatives at year end.
The earnings forecast by market unit is as follows: We expect the Central Europe market unit’s 2007 adjusted EBIT to be above the prior-year figure, with the positive development of gross margins in the electricity business more than offsetting temperature-driven declines in natural gas sales volumes and negative effects from the increased feed-in of renewable-source electricity.
We now expect Pan-European Gas’s adjusted EBIT for the 2007 financial year to be on par with the prior-year figure. The midstream business will deteriorate further as the year progresses due to competition and regulatory effects. In the first half of the year, midstream’s lower sales volumes and declining earnings from storage usage were partially counteracted by operating effects. The decline in midstream’s adjusted EBIT will be mitigated by earnings improvements in the downstream business, particularly due to the absence of effects relating to the regulation of network charges in Germany.
The 2007 adjusted EBIT of the U.K. market unit is expected to be broadly in line with 2006. This is a challenging target with key sensitivities for the remainder of 2007 being retail price positions, the impact of weather on volumes and prices, management of retail debtors, and asset performance.
We expect Nordic’s adjusted EBIT for 2007 to be significantly above the level of 2006. Earnings development will be positively affected by higher volumes in both hydropower and nuclear production and by higher average wholesale electricity prices.
We expect U.S. Midwest’s 2007 adjusted EBIT to be below 2006 due primarily to lower gas margins as a result of the timing of gas cost recoveries from customers and to the strong euro.
Opportunities
Positive developments in foreign-currency rates and market prices for commodities such as electricity, natural gas, coal, oil, and carbon dioxide can create opportunities for our operations. In addition, continued positive development of market prices can create opportunities relating to the short-term securities we own.
Periods of exceptionally cold weather—very low average temperatures or extreme daily lows—in the fall and winter months can create opportunities for us to meet higher demand for electricity and natural gas. Similarly, periods of exceptionally hot weather in the summer months can create opportunities for our U.S. Midwest market unit to meet the greater demand for electricity resulting from increased air-conditioning use.
Our investment policy is aimed at strengthening and enlarging our leading position in our target markets and to systematically seize opportunities, including opportunities in future markets.

Interim Report II/2007
Market Units
Central Europe
Power and Gas Sales
The Central Europe market unit grew power sales by 22.4 billion kWh to 159.8 billion kWh. The increase is mainly attributable to higher deliveries onto Central Europe’s network of electricity pursuant to Germany’s Renewable Energy Law and to higher volumes to sales partners. Furthermore, the results for the first six months of 2007 for the first time include the sales volume of Italy’s Dalmine Energie (“Dalmine”), which became a consolidated E.ON company in December 2006.
Gas sales volumes declined by 14.2 billion kWh due to Europe’s warmest winter since comprehensive weather records began to be kept in 1901. The inclusion of newly consolidated companies, mainly JCP of the Czech Republic (since September 2006) and Dalmine of Italy, had a positive effect on gas sales volumes.
Power Generation and Procurement
Central Europe utilized its flexible mix of generation assets to meet about 41 percent of its electricity requirements, compared with 47 percent in the prior-year period. It procured around 22.1 billion kWh more electricity from jointly owned power plants and outside sources than in the prior year; of this figure, electricity delivered onto Central Europe’s network under Germany’s Renewable Energy Law accounted for 10 billion kWh. The above-mentioned consolidation effects also served to increase the amount of electricity procured from outside sources.

Interim Report II/2007
Sales and Adjusted EBIT
Central Europe increased sales by about €2 billion relative to the prior-year period. The increase is mainly attributable to the expansion of operations (particularly in Italy), higher electricity prices, the passthrough of the significantly greater volume of electricity procured under Germany’s Renewable Energy Law, and increased sales in the power trading business. These effects were mitigated by a temperature-driven decline in sales in the natural gas business.
Adjusted EBIT exceeded the prior-year figure by €49 million, with Central Europe’s businesses developing as follows:
Central Europe West Power increased adjusted EBIT by €311 million compared with the prior-year period. Positive price effects and the absence of aperiodic negative effects recorded in the prior-year period were partially mitigated by lower results from power trading, higher electricity procurement costs, and higher expenditures resulting from an increase in the amount of renewable-source electricity delivered onto the network. Adjusted EBIT was also adversely affected by lower results from network activities.
Adjusted EBIT at Central Europe West Gas was €138 million below the prior-year figure due primarily to the very mild winter and the resulting decline in sales volumes.
Central Europe East’s adjusted EBIT was nearly at the prior-year level. The mild winter also led to lower sales volumes, particularly in the gas business, in Eastern Europe. The negative effects of lower sales volumes and of higher other expenditures were offset primarily by higher gross margins in Hungary and by positive earnings contributions from JCP and Teplárna Otrokovice, whose results were not included in the prior-year period.
Adjusted EBIT recorded under Other/Consolidation was €108 million below the prior-year figure, mainly as a result of lower earnings from currency hedging transactions and the translation of loans denominated in foreign currencies and as a result of negative consolidation effects.

Interim Report II/2007
Market Units
Pan-European Gas
Market Development
Germany consumed 18.5 percent less natural gas in the first half of 2007 than in the prior-year period. The decline resulted mainly from warm weather in the first quarter which served to reduce gas sales volumes by about 20 percent.
Gas Sales
E.ON Ruhrgas AG’s gas sales volumes generally tracked the broader market, with a 20-percent volume decline in the first quarter followed by a 5-percent volume decline in the second quarter.
In the first half of 2007, Pan-European Gas’s business outside Germany grew again. In the second quarter, E.ON Ruhrgas concluded five new contracts for summer gas deliveries with customers in Denmark, the Netherlands, and Slovakia and extended five contracts with customers in Denmark and France. It also concluded contracts at trading points in Denmark, France, and Italy. E.ON Ruhrgas competed successfully for industrial customers in the German market, concluding new contracts with several major industrial customers and /or extending existing contracts.
E.ON Ruhrgas traded 3.21 billion kWh of natural gas at E.ON Gastransport’s notional trading points in the second quarter of 2007, following 2.06 billion kWh in the first quarter. E.ON Ruhrgas’s trading operations make a significant contribution towards creating market liquidity.
Downstream Shareholdings Gas Sales Volume
The majority shareholdings in Pan-European Gas’s Downstream Shareholdings business sold 105.4 billion kWh of natural gas in the first half of 2007, up 29 percent from the 81.4 billion kWh sold in the year-earlier period. The sharp increase was caused by the inclusion of E.ON Földgáz of Hungary in the first quarter of 2007; this company was not included until the second quarter in 2006.
Fifth Gas Release Auction Held
Pursuant to the ministerial approval of E.ON’s acquisition of Ruhrgas, in 2002 the Company agreed to hold six annual auctions for a total of 200 billion kWh of the natural gas from E.ON Ruhrgas’s long-term import contracts. The contracts awarded in the Internet-based auction have a three-year term. In this year’s auction, the fifth overall, 13 bidders were awarded a total of about 33 billion kWh of natural gas. The delivery point is Waidhaus on the German-Czech border.
Slightly Lower Upstream Production
In the upstream business, lower gas production from fields characterized by a natural production decline was nearly counteracted by production from newly operational fields. This led only to a slight decline in gas production compared with the first half of 2006, although gas production of the Johnston field in the British North Sea was at times curtailed due to price factors. Oil production was stable compared with the prior-year period.

Interim Report II/2007
Minke field in the U.K. North Sea, in which E.ON Ruhrgas UK has a 42.7-percent stake, began production in June. The gas produced in this field will be sold to E.ON D-Gas, an E.ON Ruhrgas subsidiary, and marketed in the Netherlands.
To further expand its upstream business, in June E.ON Ruhrgas concluded an agreement with Maersk Olie og Gas AS, a Danish oil and gas production company, to acquire stakes in two production licenses in the U.K. Central North Sea. E.ON Ruhrgas will acquire 22.3 percent of the production blocks which are located about 200 kilometers off the coast of Aberdeen, Scotland. In July, drilling had already begun in the Ockley prospect.
Build-up of LNG Operations
Pan-European Gas intends to further diversify its natural gas procurement sources by entering the liquefied natural gas (“LNG”) business. LNG is a key factor in Europe’s future security of supply. Moreover, it offers good growth potential in an increasingly global gas market.
In the second quarter of 2007, E.ON Ruhrgas booked about 1.7 billion cubic meters (“bcm”) of annual regasification capacity at the LNG terminal on the U.K. Isle of Grain. The terminal’s current capacity will be expanded by roughly 6.7 bcm to about 20 bcm per year. E.ON Ruhrgas concluded an agreement through 2029, with regular operation expected to begin in October 2010. Possible synergies could result from the supply of an E.ON UK gas-fired power plant being built near the Isle of Grain terminal.
Simplified Network Access
To further simplify access to Germany’s natural gas transport system, E.ON Gastransport and RWE Transportnetz Gas have reached the German gas industry’s first cooperative agreement between different pipeline operators. The two companies plan to create a joint market territory for low-caloric natural gas (“L gas”), which comes predominantly from Dutch and German natural gas fields, in order to further reduce the number of market territories effective October 1, 2008.
Sales and Adjusted EBIT
Pan-European Gas’s sales totaled €11,724 million, 4 percent less than the prior-year figure of €12,179 million.
Sales in the Up-/Midstream business were below the prior-year level. Warm weather in the first quarter led to a significant decline in sales volumes in the midstream business, while the sales decline in the upstream business is mainly attributable to lower sales prices.
The Downstream Shareholdings business partially counteracted the development of the Up-/Midstream business. The inclusion of the two E.ON Földgáz companies in the first half of 2007 was the main factor in the sales increase. The other companies in the downstream business recorded temperature-driven declines in sales.
Pan-European Gas’s adjusted EBIT in the first half of 2007 was down €66 million, or 4 percent, from the prior-year figure.
Adjusted EBIT at the midstream business was lower than the figure for the first half of 2006 due to a decline in sales volumes resulting from warm winter weather and to lower earnings from storage valuation. In addition, prior-year adjusted EBIT was positively affected by nonrecurring income from the final clearing of trading transactions. The earnings decline was mitigated by the absence in the current-year period of the adverse earnings effect recorded in the prior year resulting from the fact that procurement prices are adjusted more rapidly than sales prices. Adjusted EBIT at the upstream business declined due to lower sales prices.
The increase in adjusted EBIT in the Downstream Shareholdings business did not fully counteract the earnings decline in the Up-/Midstream business. The inclusion of the E.ON Földgáz companies for the entire first half of the year along with book gains on the sale of shareholdings had a positive effect on adjusted EBIT. These positive factors more than offset the temperature-driven earnings decline in the gas business of the other downstream shareholdings and slightly lower equity earnings from associated companies.

Interim Report II/2007
Market Units
U.K.
Market Development
Electricity consumption in England, Wales, and Scotland was 171 billion kWh for the first six months of 2007, 9 billion kWh lower than in the equivalent period in 2006, primarily due to warmer weather. Gas consumption for the first six months of 2007 was 574 billion kWh compared with 554 billion kWh in 2006. The increase was due to higher demand from gas power stations and an increase in gas exports from the United Kingdom to Europe.
Pricing activity in the residential market appears to have stabilized following price-reduction announcements from all the major suppliers in the first quarter of the year. Customer accounts at 8.1 million are 0.5 million lower than the same position as of June 2006. Customer churn has increased in response to price movements across the industry. E.ON UK has responded with price reductions and other sales initiatives.
Power and Gas Sales
Sales of power and gas to residential, SME, and I&C customers declined due to warmer weather, lower customer numbers, and changing customer behaviors as a result of higher prices and climate-change awareness. Sales to the market rose significantly due to the lower retail demand.
Power Generation and Procurement
Owned generation increased in 2007 compared with 2006 due to increased gas generation partially offset by lower coal generation. Gas generation increased due to higher spark spreads (power prices less gas and C02 prices) coupled with excellent availability. Coal generation reduced due to lower dark spreads (power prices less coal and C02 prices). Power purchased from other suppliers decreased in 2007 compared with 2006 primarily due to lower sales to residential and SME customers.
There was no change in attributable generation capacity between June 2006 and June 2007. Some merchant CHP plants are now classified as natural gas.
The shift from coal to gas generation compared with the prior year is explained by the changing economics of power production caused by an increase in spark spreads and the reduction in dark spreads.

Interim Report II/2007
E.ON UK is currently looking at options to develop further power plants in the United Kingdom over the next few years. The objective is to deliver secure energy supplies, reduce CO2 emissions to tackle the challenge of climate change, and keep energy as affordable as possible for our customers.
During the first half of 2007, work continued on Stags Holt and Robin Rigg wind farms. E.ON UK also continued to generate from biomass by co-firing with coal at Kingsnorth and Ironbridge power stations. The wood-burning plant at Lockerbie is still scheduled for commercial operation during the fourth quarter of 2007. Construction has also commenced on a 1,200 MW gas-fired station with combined heat and power at our Isle of Grain site in Kent.
E.ON UK has applied for consent to build a 1,200 MW CCGTat the site of one of its former coal-fired stations at Drakelow in Derbyshire.
Sales and Adjusted EBIT
E.ON UK increased its sales in the first six months of 2007 compared with the prior year primarily due to price increases in the retail business and higher sales volumes from the Energy Wholesale business. E.ON UK delivered an adjusted EBIT of €741 million in the first half of 2007, of which €266 million was in the regulated business and €535 million in the non-regulated business.
Adjusted EBIT at the regulated business increased by €35 million principally due to tariff increases.
Adjusted EBIT at the non-regulated business increased by €276 million. The key features are the avoidance of the high gas input costs during the first quarter of 2006 caused by the gas supply issues and cold weather, as well as retail price rises in 2007 offset by lower retail sales volumes due to warmer weather and lower customer numbers.
Adjusted EBIT recorded under Other/Consolidation was €25 million lower, mainly due to higher hedging costs associated with foreign-exchange movements.

Interim Report II/2007
Market Units
Nordic
Market Development
The Nordic region consumed about 204 billion kWh of electricity during the first half of 2007, 6 billion kWh less than in the same period in 2006. However, consumption in the second quarter was on par with 2006 despite the warmer weather.
Net power flow between the Nordic region and surrounding countries turned from a net import during the first quarter to a net export during the second. Consequently, first-half imports and exports were almost in balance. Net exports to Germany were 4 billion kWh compared with 2.3 billion kWh in 2006. The hydrological situation was above normal during the first half of 2007.
Power Sales
E.ON Nordic sold 1.9 billion kWh more electricity than in the first half of 2006, mainly due to increased sales at Nord Pool, Northern Europe’s energy exchange. This was primarily a result of higher hydropower production. Sales to residential and commercial customers decreased by 0.9 billion kWh relative to the prior year due to milder weather and increased competition.
Power Generation and Procurement
E.ON Nordic’s owned generation increased by 1.2 billion kWh relative to the prior year. Hydropower production was above normal due to higher reservoir inflow during the last quarter of 2006 and the first quarter of 2007. Nuclear power production was below the prior year mainly due to the late restart of E.ON’s Oskarshamn 1 nuclear plant following the incident at Forsmark in July 2006. Purchases from outside sources increased significantly, driven mainly by cross-border trading activities.

Interim Report II/2007
Gas and Heat Sales
Heat sales decreased as a consequence of milder weather at the beginning of the year. Gas sales were 1.2 billion kWh below the prior-year figure due to increased competition and milder weather.
Sales and Adjusted EBIT
Nordic’s sales increased by €212 million compared with the prior year. Sales in the non-regulated business increased as a result of significantly higher electricity volumes sold to Nord Pool and the positive impact of hedging activities. The increase in power sales was to some extent offset by declining gas and heat sales. Sales in the regulated business decreased by €13 million primarily due to lower distributed gas volumes.
Nordic’s adjusted EBIT increased by €50 million year on year to €475 million. Compared with the prior-year period, adjusted EBIT for the non-regulated business was positively impacted by higher electricity volumes and successful hedging for the production portfolio. This was to some extent offset by the decline in spot prices. Adjusted EBIT at the regulated business was almost unchanged from the prior year. Lower volumes in the electricity distribution business were counteracted by lower costs for line loss, mainly as a result of lower spot prices. The gas distribution business was negatively affected by lower volumes, resulting in a slightly lower adjusted EBIT.
On January 14, 2007, a storm in southern Sweden caused substantial damage to the electricity distribution system in some areas. The costs of repair work and compensation of customers are approximately €95 million. Storm-related costs will not affect adjusted EBIT, as this event was exceptional in nature.

Interim Report II/2007
Market Units
U.S. Midwest
Market Development
Electricity consumption in the Midwestern United States increased by approximately 3 percent in the first half of 2007, as compared with the same period in 2006, due to increased demand caused by colder-than-normal weather in February and higher economic growth.
Power and Gas Sales
Regulated utility retail power sales volumes increased in 2007 compared with 2006, primarily due to colder weather in February and warmer weather in May and June. Off-system power sales volumes were lower in 2007, primarily due to less generation available and lower market prices.
Gas sales increased in 2007 compared with 2006, primarily due to colder weather in the beginning of 2007 and market factors that produced opportunities for off-system gas sales.
Power Generation and Procurement
U.S. Midwest generated more electricity at its own power plants in the first half of 2007 due to improved unit performance and higher power sales compared with the prior-year period.
U.S. Midwest’s attributable generating capacity was unchanged from year end 2006.
Coal-fired power plants accounted for 98 percent of U.S. Midwest’s owned generation for the first half of 2007, while gas-fired and hydro generating assets accounted for the remaining 2 percent.

Interim Report II/2007
Sales and Adjusted EBIT
U.S. Midwest’s sales in the first half of 2007 were lower compared with last year, primarily due to the stronger euro. In local currency, sales were slightly higher, with higher retail volumes partially offset by lower gas prices.
U.S. Midwest’s adjusted EBIT decreased by 7 percent. The decrease is attributable to the stronger euro, as adjusted EBIT in local currency was flat. Lower gas margins as a result of the timing of gas cost recoveries from customers and lower off-system electric sales were mostly offset by higher retail electric volumes.

Interim Report II/2007
Responsibility Statement
To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the Interim Consolidated Financial Statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Interim Group Management Report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.
Düsseldorf, August 14, 2007
The Board of Management

Bernotat	Bergmann	Dänzer-Vanotti

Feldmann	Schenck	Teyssen

Interim Report II/2007
Review Report
To E.ON AG, Düsseldorf
We have reviewed the Condensed Consolidated Interim Financial Statements—comprising the balance sheet, income statement, condensed cash flow statement, statement of recognized income and expense and selected explanatory notes—and the Interim Group Management Report of E.ON AG, Düsseldorf, for the period from January 1 to June 30, 2007, which are parts of the half-year financial report pursuant to § (Article) 37w WpHG (“Wertpapierhandelsgesetz”: German Securities Trading Act). The preparation of the Condensed Consolidated Interim Financial Statements in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and of the Interim Group Management Report in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports is the responsibility of the parent Company’s Board of Managing Directors. Our responsibility is to issue a review report on the Condensed Consolidated Interim Financial Statements and on the Interim Group Management Report based on our review.
We conducted our review of the Condensed Consolidated Interim Financial Statements and the Interim Group Management Report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW) and additionally observed the International Standard on Review Engagements “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with moderate assurance, that the Condensed Consolidated Interim Financial Statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and that the Interim Group Management Report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company personnel and analytical procedures and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot express an audit opinion.
Based on our review, no matters have come to our attention that cause us to presume that the Condensed Consolidated Interim Financial Statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU nor that the Interim Group Management Report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports.
Düsseldorf, August 14, 2007
PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Vogelpoth	Laue
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

Interim Report II/2007
Condensed Consolidated Interim Financial Statements
E.ON AG and Subsidiaries Consolidated Statements of Income

E.ON AG and Subsidiaries Consolidated Statements of Income

€ in millions	Notes	April 1 – June 30 2007	April 1 – June 30 2006	January 1 – June 30 2007	January 1 – June 30 2006
Sales including electricity and energy taxes		14,970	15,346	36,659	36,848
Electricity and energy taxes		-481	-959	-1,100	-2,609
Sales	(14)	**14,489**	**14,387**	**35,559**	**34,239**
Changes in inventories (finished goods and work in progress)		41	10	66	20
Own work capitalized		126	67	179	117
Other operating income		943	1,289	3,914	2,936
Cost of materials		-10,231	-10,230	-25,736	-25,155
Personnel expenses		-1,210	-1,117	-2,319	-2,278
Depreciation, amortization and impairment charges		-748	-784	-1,510	-1,614
Other operating expenses		-2,242	-2,158	-4,577	-4,500
Income/Loss (-) from companies accounted for under the equity method		215	267	475	450
Income/Loss (-) from continuing operations before financial results and income taxes	(14)	**1,383**	**1,731**	**6,051**	**4,215**
Financial results	(7)	-20	-108	-296	-452
Income from share investments	(7)	166	120	171	131
Income from other securities, interest and similar income	(7)	365	332	625	677
Interest and similar expenses	(7)	-551	-560	-1,092	-1,260
Income taxes		-315	-455	-1,342	-1,054
Income/Loss (-) from continuing operations		**1,048**	**1,168**	**4,413**	**2,709**
Income/Loss (-) from discontinued operations, net	(5)	-20	24	-93	737
Net income		**1,028**	**1,192**	**4,320**	**3,446**
Thereof shareholders of E.ON AG		901	1,097	3,968	3,142
Thereof minority interests		127	95	352	304
in €					
Earnings per share (attributable to shareholders of E.ON AG)—basic and diluted	(8)				
from continuing operations		1.40	1.63	6.16	3.66
from discontinued operations		-0.03	0.04	-0.14	1.11
from net income		**1.37**	**1.67**	**6.02**	**4.77**

Interim Report II/2007
E.ON AG and Subsidiaries Consolidated Balance Sheets

Interim Report II/2007
Condensed Consolidated Interim Financial Statements
E.ON AG and Subsidiaries Consolidated Statements of Cash Flows

Interim Report II/2007
E.ON AG and Subsidiaries

Interim Report II/2007
Notes to the Condensed Consolidated Interim Financial Statements

Summary of Changes in Equity

€ in millions	Capital stock	Additional paid-in capital	Retained earnings	
Balance as of January 1, 2006	**1,799**	**11,749**	**22,910**	
Shares repurchased/sold				
Dividends paid			–4,614	
Other changes in minority interests				
Net additions/disposals from the reclassification of liabilities related to put options				
Net income			3,142	
Changes in actuarial gains/losses of defined benefit pension plans and other employee benefits			683	
Other comprehensive income				
Total comprehensive income				
Balance as of June 30, 2006	**1,799**	**11,749**	**22,121**	
Balance as of January 1, 2007	**1,799**	**11,760**	**24,350**	
Shares repurchased/sold				
Capital increase				
Capital decrease				
Dividends paid			–2,210	
Other changes in minority interests				
Net additions/disposals from the reclassification of liabilities related to put options				
Net income			3,968	
Changes in actuarial gains/losses of defined benefit pension plans and other employee benefits			641	
Other comprehensive income				
Total comprehensive income				
Balance as of June 30, 2007	**1,799**	**11,760**	**26,749**

Interim Report II/2007

Accumulated other comprehensive income								
	Currency translation adjustments	Available-for-sale securities	Cash flow hedges	Treasury stock	Equity attributable to shareholders of E.ON AG	Minority interests (before reclassification)	Reclassification of liabilities related to put options	Minority interests	Total
	675	7,343	132	-256	44,352	4,747	-3,130	1,617	45,969
									0
					-4,614	-226		-226	-4,840
						-72		-72	-72
							679	679	679
					3,142	304		304	3,446
					683	60		60	743
	-714	2,244	-912		618	170		170	788
					4,443	534		534	4,977
	-39	9,587	-780	-256	44,181	4,983	-2,451	2,532	46,713
	632	10,491	-90	-230	48,712	4,994	-2,461	2,533	51,245
				-36	-36				-36
						85		85	85
						-63		-63	-63
					-2,210	-228		-228	-2,438
						-15		-15	-15
							7	7	7
					3,968	352		352	4,320
					641	46		46	687
	-64	-1,897	80		-1,881	-55		-55	-1,936
					2,728	343		343	3,071
	568	8,594	-10	-266	49,194	5,116	-2,454	2,662	51,856

Interim Report II/2007
Notes to the Condensed Consolidated Interim Financial Statements
(1) Basis of Presentation
Based in Germany, the E.ON Group (“E.ON” or the “Group”) is an international group of companies with integrated electricity and gas operations. The Group is organized around five defined target markets:
•	The Central Europe market unit, led by E.ON Energie AG (“E.ON Energie”), Munich, Germany, operates E.ON’s integrated electricity business and the downstream gas business in Central Europe.

•	Pan-European Gas is responsible for the upstream and midstream gas business. Moreover, this market unit holds predominantly minority shareholdings in the downstream gas business. This market unit is led by E.ON Ruhrgas AG (“E.ON Ruhrgas”), Essen, Germany.

•	The U.K. market unit encompasses the integrated energy business in the United Kingdom. This market unit is led by E.ON UK plc (“E.ON UK”), Coventry, U.K.

•	The Nordic market unit, which is led by E.ON Nordic AB (“E.ON Nordic”), Malmö, Sweden, focuses on the integrated energy business in Northern Europe. It operates through the integrated energy company E.ON Sverige AB (“E.ON Sverige”), Malmö, Sweden.

•	The U.S. Midwest market unit, led by E.ON U.S. LLC (“E.ON U.S.”), Louisville, Kentucky, U.S., is primarily active in the regulated energy market in the U.S. state of Kentucky.
The Corporate Center contains those interests held directly by E.ON AG (“E.ON” or the “Company”) that are not allocated to a particular segment, as well as E.ON AG itself.
These market units are the primary segments as defined in International Accounting Standard (“IAS”) 14, “Segment Reporting” (“IAS 14”). The Corporate Center also contains the consolidation effects that take place at the Group level.
Note 14 provides additional information about the market units.
With European Union (“EU”) Regulation 1606/2002 dated July 19, 2002, the European Parliament and the European Council mandated the adoption of International Financial Reporting Standards (“IFRS”) into EU law governing the Consolidated Financial Statements of publicly traded companies for fiscal years beginning on or after January 1, 2005. However, member states may defer mandatory application of IFRS until 2007 for companies that, like E.ON, have been preparing their Consolidated Financial Statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and whose stock is officially listed for public trading in a non-EU member state. In Germany, the Bilanzrechtsreformgesetz (“BilReG”) implemented the option to defer mandatory IFRS application in October 2004.
E.ON made use of this option and, accordingly, the Condensed Interim Financial Statements for the six months ended June 30, 2007 have been prepared in accordance with IFRS, specifically IAS 34, “Interim Financial Reporting” (“IAS 34”), and IFRS 1,“First-time Adoption of International Financial Reporting Standards” (“IFRS 1”).This Interim Report has been prepared in accordance with all IFRS effective and adopted for use in the EU as of the end of the interim period.
The IFRS effective or available for voluntary early adoption in this Interim Report as of June 30, 2007, are subject to change or to the issuance of additional interpretations until December 31, 2007. Accordingly, the accounting policies relevant for this Interim Report may be adjusted in future periods and are only considered final when the first IFRS financial statements are prepared for the year ending December 31, 2007.
The preparation of the Consolidated Financial Statements for interim financial reporting in accordance with IFRS has led to changes in the Group’s accounting policies as compared with the accounting principles used in the most recent annual Consolidated Financial Statements, i.e. U.S. GAAP. The following accounting policies have been applied for all periods presented in this Interim Report. They have also been used in accordance with IFRS 1 for the preparation of the opening balance sheet under IFRS as of January 1, 2006. The effects of the transition from U.S. GAAP to IFRS are discussed in Note 15.

Interim Report II/2007
(2) Summary of Significant Accounting Policies
Scope of Consolidation
The Consolidated Financial Statements incorporate the financial statements of E.ON AG and entities controlled by E.ON (“subsidiaries”). Control is achieved when the parent company has the power to govern the financial and operating policies of an entity so as to obtain economic benefits from its activities. In addition, special purpose entities are consolidated when the substance of the relationship indicates that the entity is controlled by E.ON. However, certain subsidiaries controlled by E.ON that are inconsequential, both individually and in the aggregate, are accounted for as financial instruments under IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”), generally at fair value, and are reviewed for impairment if indications of a decline of the fair value arise. If required, an impairment is recognized as an expense. Impairment losses may not be reversed in future reporting periods through income.
The results of the subsidiaries acquired or disposed of during the year are included in the Consolidated Statement of Income from the date of acquisition or until the date of the disposal, respectively.
Where necessary, adjustments are made to the subsidiaries’ financial statements to bring their accounting policies into line with those of the Group. Intercompany receivables, liabilities and results between Group companies are eliminated in the consolidation.
Associated Companies
An associate is an entity over which E.ON has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is achieved when E.ON has the power to participate in the financial and operating policy decisions of the investee but does not control or jointly control these decisions. Significant influence is generally presumed if E.ON directly or indirectly holds 20 percent or more, but less than 50 percent, of an entity’s voting rights.
Interests in associated companies are accounted for under the equity method. In addition, majority-owned companies in which E.ON does not exercise control, due to restrictions concerning the control of assets or management, are also generally accounted for under the equity method. Certain associated companies, however, that are inconsequential, both individually and in the aggregate, are accounted for as financial instruments under IAS 39, generally at fair value, and are reviewed for impairment consistent with non-consolidated subsidiaries.
Interests in associated companies accounted for under the equity method are reported on the balance sheet at cost, adjusted for changes in the Group’s share of the net assets after the date of acquisition, as well as any impairment charges. Losses that exceed the Group’s interest in an associated company are not recognized. Any goodwill resulting from the acquisition of an associated company is included within the carrying amount of the investment.
Intercompany results arising from transactions with associated companies accounted for under the equity method are eliminated within the consolidation process if and to the extent these are material.
Companies accounted for under the equity method are tested for impairment by comparing the carrying amount with its recoverable amount. If the carrying amount exceeds the recoverable amount, the carrying amount is adjusted in the amount of this difference. If the reasons for previously recognized impairment losses no longer exist, such impairment losses are reversed.
Joint Ventures
Joint ventures are also accounted for under the equity method. Intercompany results arising from transactions with joint-venture companies are eliminated within the consolidation process if and to the extent these are material.

Interim Report II/2007
Notes to the Condensed Consolidated Interim Financial Statements
Business Combinations
In accordance with the exemption allowed under IFRS 1, the provisions of IFRS 3, “Business Combinations” (“IFRS 3”), were not applied with respect to the accounting for business combinations which occurred before January 1, 2006. The goodwill maintained from this period does not include any intangible assets that must be reported separately under IFRS. Conversely, there are no intangible assets that until now had been reported separately that must be included in goodwill. As no adjustment for intangible assets was required relating to such business combinations, the goodwill previously reported was maintained in E.ON’s opening balance sheet under IFRS. Business combinations are accounted for under the purchase method, whereby the purchase price is offset against the proportional share in the acquired company’s net assets. In doing so, the values at the date of the exchange are used as a basis. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values, regardless of the extent attributable to minority interests. The fair values of individual assets are determined using published exchange or market prices at the time of acquisition in the case of marketable securities, for example, and in the case of land, buildings and more significant technical equipment, generally using independent expert reports that have been prepared by third parties. If exchange or market prices are unavailable for consideration, fair values are determined using the most reliable information available that is based on market prices for comparable assets or on suitable valuation techniques. In such cases, E.ON determines fair value using the discounted cash flow method by discounting estimated future cash flows by a weighted average cost of capital as applied for internal valuation purposes. Estimated cash flows are consistent with the internal mid-term planning data for the next three years, followed by two additional years of cash flow projections, which are extrapolated until the end of an asset’s useful life using a growth rate based on industry and internal projections. The discount rate reflects specific risks inherent to the asset.
Intangible assets must be recognized separately from goodwill if they are clearly separable or if their recognition arises from a contractual or other legal right. Provisions for restructuring measures may not be recorded in a purchase price allocation. If the purchase price paid exceeds the proportional share in the net assets at the time of acquisition, the positive difference is recognized as goodwill. A negative difference is immediately recognized in income.
Foreign Currency Translation
The Company’s transactions denominated in foreign currencies are translated at the current exchange rate at the date of the transaction. Monetary foreign currency items are adjusted to the current exchange rate at each balance sheet date; any gains and losses resulting from fluctuations in the relevant currencies are included in other operating income and other operating expenses, respectively. Gains and losses from the translation of financial instruments used in hedges of net investments in its foreign operations are recorded with no effect on net income as a component of equity.
The functional currency as well as the reporting currency of E.ON AG is the euro. The Consolidated Financial Statements are presented in euro as well. The assets and liabilities of the Company’s foreign subsidiaries with a functional currency other than the euro are translated using period-end exchange rates, while items of the statements of income are translated using average exchange rates for the period. Significant transactions of foreign subsidiaries occurring during the fiscal year are translated in the financial statements using the exchange rate at the date of the transaction. Differences arising from the translation of assets and liabilities, as well as gains or losses in comparison with the translation of prior years, are included as a separate component of equity and accordingly have no effect on net income. In accordance with IFRS 1, E.ON offset the cumulative translation differences that were recognized in equity from the translation of financial statements into the reporting currency of E.ON in prior periods against retained earnings at the date of transition.
The foreign currency translation effects that are attributable to monetary financial instruments classified as available-for-sale are recognized in net income. For non-monetary financial instruments classified as available-for-sale, the foreign currency translation effects are recognized in equity with no effect on net income.

Interim Report II/2007
Revenue Recognition
The Company generally recognizes revenue upon delivery of products to customers or upon fulfillment of services. Delivery has occurred when the risks and rewards associated with ownership have been transferred to the buyer, compensation has been contractually established and collection of the resulting receivable is probable. Revenues from the sale of goods and services are measured at the fair value of the consideration received or receivable.
Sales in the Central Europe, Pan-European Gas, U.K., Nordic and U.S. Midwest market units result primarily from the sale of electricity and gas to industrial and commercial customers and to retail customers. Additional revenue is earned from the distribution of electricity and deliveries of steam and heat.
Revenues from the sale of electricity and gas to industrial and commercial customers and to retail customers are recognized when earned on the basis of a contractual arrangement with the customer; they reflect the value of the volume supplied, including an estimated value of the volume supplied to customers between the date of their last meter reading and period-end.
Electricity and Energy Taxes
The electricity tax is levied on electricity delivered to retail customers by domestic utilities in Germany and Sweden and is calculated on the basis of a fixed tax rate per kilowatt-hour (“kWh”). This rate varies between different classes of customers.
The new German Energy Tax Act (“Energiesteuergesetz,” “EnergieStG”) regulates the taxation of energy generated from petroleum, natural gas and coal. It replaced the Petroleum Tax Act (“Mineralölsteuergesetz”) effective August 1, 2006. Under the Energy Tax Act, natural gas tax is not levied until delivery to the end consumer. Under the previously applicable Petroleum Tax Act, natural gas tax became due at the time of the procurement or removal of the natural gas from storage facilities.
Earnings per Share
Basic (undiluted) earnings per share is computed by dividing the consolidated net income attributable to the shareholders of the parent company by the weighted average number of ordinary shares outstanding during the relevant period. At E.ON the computation of diluted earnings per share is identical to basic earnings per share, because E.ON AG has no dilutive potential ordinary shares.
Goodwill and Intangible Assets
Goodwill
According to IFRS 3, goodwill is not amortized, but rather tested for impairment at the cash-generating unit level on at least an annual basis. Impairment tests must also be performed between these annual tests if events or changes in circumstances indicate that the carrying amount of the respective cash-generating unit might not be recoverable. E.ON has identified the operating units one level below its primary segments as its cash-generating units.
In an impairment test, the recoverable amount of a cash-generating unit is compared with its carrying amount, including goodwill. If the carrying amount exceeds the recoverable amount, the goodwill allocated to the cash-generating unit is adjusted in the amount of this difference. Impairment losses for goodwill may not be reversed in future reporting periods.
The recoverable amount is the higher of a cash-generating unit’s fair value less costs to sell and its value in use. In a first step, E.ON determines the recoverable amount of a cash-generating unit on the basis of the fair value (less costs to sell) using valuation procedures that make use of the Company’s current mid-term planning data for internal reporting. Measurement is based on the discounted cash flow method and market comparables.
E.ON has elected to perform the annual testing of goodwill for impairment at the cash-generating unit level in the fourth quarter of each fiscal year.
Intangible Assets
IAS 38, “Intangible Assets” (“IAS 38”), requires that intangible assets be amortized over their useful lives unless their lives are considered to be indefinite. Any intangible asset that is not subject to amortization must be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Interim Report II/2007
Notes to the Condensed Consolidated Interim Financial Statements
Intangible assets subject to amortization are classified as marketing-related, customer-related, contract-based, and technology-based. They are all measured at cost and amortized using the straight-line method over their expected useful lives, generally for a period between 5 and 25 years or between 3 and 5 years for software, respectively. Useful lives and amortization methods are subject to annual verification. Intangible assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that such assets may be impaired.
In accordance with IAS 36 “Impairment of Assets” (“IAS 36”), the carrying amount of an intangible asset, whether subject to amortization or not, is tested for impairment by comparing the carrying value with its recoverable amount, which is the higher of an asset’s value in use and its fair value less costs to sell. Should the carrying amount exceed the recoverable amount, an impairment charge equal to the difference between the carrying amount and the recoverable amount is recognized. If the reasons for previously recognized impairment losses no longer exist, such impairment losses are reversed. A reversal shall not cause the carrying amount of an intangible asset subject to amortization to exceed the amount that would have been presented had no impairment taken place during the preceding periods.
If a recoverable amount cannot be determined for an individual intangible asset, the recoverable amount for the smallest identifiable group of assets (cash-generating unit) that the intangible asset may be assigned to is determined.
Emission Rights
Under IFRS, emission rights held under national and international emission-rights systems for the settlement of obligations are reported as intangible assets and are not amortized. Emission rights are capitalized at cost on acquisition or when issued for the respective reporting period as (partial) fulfillment of the notice of allocation from the responsible national authorities.
Provisions are recorded for emissions made. The provision is measured at the carrying amount of the emission rights held. Any shortfall in emission rights is accrued throughout the year within other provisions. The expenses incurred for the recognition of the provision are reported under cost of materials.
As part of operating activities, emission rights are also held for proprietary trading purposes. Emission rights held for proprietary trading are reported under other operating assets and measured at the lower of cost or fair value.
Property, Plant and Equipment
Property, plant and equipment are initially measured at acquisition or production cost, including decommissioning or restoration cost that must be capitalized, and are depreciated over their expected useful lives, generally using the straight-line method.
Property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that an asset may be impaired. In such a case, property, plant and equipment are tested for impairment according to the principles described for intangible assets. If an impairment loss is determined, the remaining useful life of the asset might also be subject to adjustment, if necessary. If the reasons for previously recognized impairment losses no longer exist, such impairment losses are reversed. Such reversal shall not cause the carrying amount to exceed the amount that would have been presented had no impairment taken place during the preceding periods.
Interest on debt apportioned to the construction period of qualifying assets is capitalized as part of their cost of acquisition or construction and depreciated over the expected useful life of the related asset.
Repair and maintenance costs are expensed as incurred.
Investment subsidies do not reduce the acquisition and production costs of the respective assets; they are instead reported on the balance sheet as deferred income.

Interim Report II/2007
Leasing
Leasing transactions are classified according to the lease agreements and to the underlying risks and rewards specified therein in line with IAS 17, “Leases” (“IAS 17”). In addition, IFRIC 4, “Determining Whether an Arrangement Contains a Lease” (“IFRIC 4”), further defines the criteria as to whether an agreement that conveys a right to use an asset meets the definition of a lease. E.ON is party to some agreements in which it is the lessor and other agreements in which it is the lessee. Certain purchase and supply contracts in the electricity and gas business as well as certain rights of use may be classified as leases if the criteria are met.
Leasing transactions in which E.ON is the lessee are classified either as finance leases or operating leases. If the Company has the majority of the risks and rewards from the leased property, the lease is classified as a finance lease. Accordingly, the Company recognizes the asset and associated liability on its balance sheet. The liability is subsequently measured using the effective interest method. All other transactions in which E.ON is the lessee are classified as operating leases. Payments made under operating leases are recorded as an expense.
Leasing transactions in which E.ON is the lessor and the lessee enjoys substantially all the risks and all rewards of the leased property are classified as finance leases. In this type of lease, E.ON records the present value of the minimum lease payments as a receivable. Payments by the lessee are allocated between a reduction of the lease receivable and interest income. All other transactions in which E.ON is the lessor are categorized as operating leases. E.ON records the leased property as an asset and the lease payments as income.
Financial Instruments
Financial instruments are reported at fair value using trade date accounting. Equity investments and securities are measured in accordance with IAS 39. IAS 39 requires a financial asset to be accounted for according to its classification as held-for-trading, available-for-sale, loans and receivables or as held-to-maturity. Management determines the classification of the financial assets at initial recognition.
IAS 39 requires that derivative financial instruments are classified as financial instruments held for trading. These instruments are reported under other operating receivables and liabilities. No further financial instruments classified as held-for-trading exist within the Group.
Securities classified as available-for-sale are carried at fair value on a continuing basis, with any resulting unrealized gains and losses, net of related deferred taxes, reported as a separate component within equity until realized. Realized gains and losses are recorded based on the specific identification method. Unrealized losses previously recognized in equity indicating an impairment are included in the line item financial results.
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not traded in an active market. Loans and receivables are reported under receivables and other assets. They are subsequently measured at amortized cost, using the effective interest method. Valuation allowances are provided for identifiable individual risks. If the loss of a certain part of the receivables is probable, valuation allowances are provided to cover the expected loss.
Financial liabilities within the scope of IAS 39 are measured at amortized cost using the effective interest method. Initial recognition occurs at fair value plus transaction cost. In subsequent periods, the amortization and accretion of any premium or discount is included in interest income.
Inventories
The Company measures inventories at the lower of acquisition or production cost and net realizable value. The cost for gas inventories, raw materials, finished products and goods purchased for resale is determined based on the average cost method. In addition to production materials and wages, production costs include material and production overheads based on normal capacity. The costs of general administration, voluntary social benefits and pensions are not capitalized. Inventory risks resulting from excess and obsolescence are provided for using appropriate valuation allowances whereby inventories are written down to net realizable value.

Interim Report II/2007
Notes to the Condensed Consolidated Interim Financial Statements
Receivables and Other Assets
Receivables (including trade receivables) and other assets are initially measured at fair value which approximates nominal value. Valuation allowances are provided for identifiable individual risks. If the loss of a certain part of the receivables is probable, valuation allowances are provided to cover the expected loss.
Liquid Funds
Liquid funds include current available-for-sale securities, checks, cash on hand and bank balances. Bank balances and available-for-sale securities with an original maturity of more than three months are recognized under securities and fixed-term deposits. Liquid funds with an original maturity of less than three months are considered to be cash and cash equivalents, unless they are restricted.
Restricted cash with a remaining maturity in excess of twelve months is classified as financial receivables and other financial assets.
Assets Held for Sale and Liabilities Associated with Assets Held for Sale
Individual non-current assets or groups of assets held for sale and any directly attributable liabilities (disposal groups) are reported separately in the Consolidated Balance Sheet, whereby the assets and liabilities must be intended for sale in a single transaction.
Discontinued operations are components of an entity that are either held for sale or have already been sold and can be clearly distinguished from other corporate operations, both operationally and for financial reporting purposes. Additionally, the component classified as a discontinued operation must represent a major business line or a specific geographic area of the Group.
Non-current assets that are held for sale either individually or collectively as part of a disposal group, or that belong to a discontinued operation, are no longer depreciated. They are instead accounted for at the lower of the carrying amount and the fair value less any remaining costs to sell. If the fair value is less than the carrying amount, an impairment loss is recognized.
The income and losses resulting from the measurement of components held for sale at fair value less any remaining costs to sell, as well as the gains and losses arising from the disposal of discontinued operations, are reported separately on the face of the income statement under income/loss from discontinued operations, net, as is the income from the ordinary operating activities of these divisions. Prior-year income statement figures are adjusted accordingly. The cash flows of discontinued operations are reported separately in the cash flow statement with prior-year figures being adjusted accordingly. However, there is no reclassification of prior-year balance sheet line items attributable to discontinued operations.
Equity Instruments
IFRS defines equity as the residual interest in the Group’s assets after deducting all liabilities. Therefore, equity is the net of all recognized assets and liabilities.
E.ON has entered into conditional and unconditional purchase commitments to minority shareholders. By means of these agreements, the minority shareholders have the right to require E.ON to purchase their shares on specified conditions. None of the contractual obligations has led to the transfer of substantially all of the risk and rewards to E.ON at the time of entering into the contract. IAS 32, “Financial Instruments: Presentation” (“IAS 32”), prescribes that a liability must be recognized at the present value of the probable future exercise price. The liability is reclassified from a separate component within minority interests and reported separately. The reclassification occurs irrespective of the probability of exercise. Expenses resulting from the accretion of the liability are recognized in interest expenses.

Interim Report II/2007
Where shareholders of entities own statutory, non-excludable rights of termination (for example, in German partnerships), such termination rights require the reclassification of minority interests from equity into liabilities under IAS 32. The liability is recognized at the present value of the expected settlement amount irrespective of the probability of termination. Changes in the value of the liability are reported within other operating income. Accretion of the liability and the minority shareholders’ share in net income are shown as interest expense.
Share-Based Payment
Share-based payment plans issued in the E.ON Group are accounted for in accordance with IFRS 2, “Share-Based Payment” (“IFRS 2”). Both the E.ON Share Performance Plan introduced in fiscal 2006 and the remaining Stock Appreciation Rights granted between 1999 and 2005 as part of the virtual stock option program of E.ON AG are share-based payment transactions with cash compensation, the value of which is reported at fair value of the liability at each balance sheet date. Compensation expense is recorded ratably over the vesting period. E.ON determines fair value using the Monte Carlo simulation technique.
Provisions for Pensions and Similar Obligations
The valuation of defined benefit obligations in accordance with IAS 19, “Employee Benefits” (“IAS 19”), is based on actuarial computations using the projected unit credit method, with actuarial valuations performed at year-end. The valuation encompasses both pension obligations and pension entitlements known on the balance sheet date as well as economic trend assumptions made in order to reflect realistic expectations.
Actuarial gains and losses that may arise from differences between the estimated and actual number of beneficiaries and from the underlying assumptions are recognized in full in the period in which they occur. Such gains and losses are not reported within the Consolidated Statements of Income but rather are recognized within the Statements of Recognized Income and Expenses.
The service cost representing the additional benefits that employees earned under the benefit plan during the fiscal year is reported under personnel expenses; interest expenses and expected return on plan assets are reported under financial results.
Past service cost is recognized immediately to the extent that the benefits are already vested or is amortized on a straight-line basis over the average period until the benefits become vested.
The retirement benefit obligation recognized in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognized past service cost, and reduced by the fair value of plan assets. If a net asset position arises from this calculation, the amount is limited to the unrecognized past service cost plus the present value of available refunds and reductions in future contributions.
Payments for defined contribution benefit plans are expensed as incurred and reported under personnel expenses. Contributions to government benefit plans are treated as defined contribution benefit plans to the extent that the Group’s obligations under these benefit plans correspond to those under defined contribution benefit plans.
Other Provisions
In accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”), provisions are recognized when E.ON has a legal or constructive present obligation towards third parties as a result of a past event, it is probable that E.ON will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provision is recognized at the expected settlement amount. Long-term obligations are reported as liabilities at the present value of their expected settlement amounts if the interest rate effect (the difference between present value and repayment amount) resulting from discounting is material; future cost increases that are foreseeable and likely to occur on the balance sheet date must also be included in the measurement. Long-term obligations are discounted at the market interest rate applicable as of the respective balance sheet date. The accretion amounts and the effects of changes in interest rates are generally presented as part of financial results. A reimbursement related to the provision that is virtually certain to be collected is capitalized as a separate asset. No offsetting within provisions is permitted.

Interim Report II/2007
Notes to the Condensed Consolidated Interim Financial Statements
Obligations arising from the decommissioning and restoration of property, plant and equipment are recorded during the period of their occurrence in the form of a discounted provision, provided that the obligation can be reliably estimated. The carrying amounts of the respective property, plant and equipment are increased by the same amounts. In subsequent periods, capitalized asset retirement costs are amortized over the expected remaining useful lives of the assets, and the provision is accreted to its present value on an annual basis.
Changes in estimates arise in particular from deviations from original cost estimates, from changes to the maturity or the scope of the relevant obligation, and also as a result of the regular adjustment of the discount rate to current market interest rates. The adjustment of provisions for the decommissioning and restoration of property, plant and equipment for changes to estimates is generally recognized by way of a corresponding adjustment to assets, with no effect on income. If the property, plant and equipment to be decommissioned have already been fully depreciated, changes to estimates are recognized within the income statement.
The estimates for nuclear decommissioning provisions are based on external studies and are continuously updated. The amounts of the other provisions related to nuclear power (disposal of spent nuclear fuel rods and low-level nuclear waste) are also determined using external studies.
The Nordic market unit has a right of reimbursement from the Swedish nuclear fund totaling €1,253 million as of June 30, 2007 (December 31, 2006: €1,290 million, January 1, 2006: €1,137 million).This refund is not offset against nuclear energy provisions but is disclosed in the balance sheet under non-current financial receivables.
Trade Payables
Trade payables are measured at amortized cost, which generally approximates nominal value.
Income Taxes
According to IAS 34, income tax expense for the interim period is recognized based on the effective tax rate expected for the full financial year. Taxes related to certain special items are reflected in the quarter in which they occur.
According to IAS 12, “Income Taxes” (“IAS 12”), deferred tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements (liability method). The deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit/loss. IAS 12 further requires that deferred tax assets be recognized for unused tax loss carryforwards and unused tax credits. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilized.
Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates and tax law is generally recognized in income. Equity is adjusted for deferred taxes that had previously been recognized directly in equity. Deferred taxes for domestic companies are generally calculated using the total tax rate of 39 percent (2006: 39 percent). This tax rate includes, in addition to the 25 percent corporate income tax, a solidarity surcharge of 5.5 percent on the corporate tax, and the average trade tax rate applicable to the E.ON Group. Foreign subsidiaries use applicable national tax rates.
Derivative Instruments and Hedging Activities
IAS 39 contains accounting and measurement guidance for hedge accounting and for derivative financial instruments, including certain derivative financial instruments embedded in other contracts.

Interim Report II/2007
Derivative financial instruments and separated embedded derivatives are measured at fair value at initial recognition and in subsequent periods. Gains and losses from changes in fair value are immediately recognized in net income.
Instruments commonly used are foreign currency forwards, swaps and options, interest-rate swaps, interest-rate options and cross-currency swaps. Equity forwards are entered into to cover price risks on securities. In commodities, the instruments used include physically and financially settled forwards and options based on the prices of electricity, gas, coal, oil and emission rights. As part of conducting operations in commodities, derivatives are also acquired for proprietary trading purposes. Income and losses from these derivative proprietary trading instruments are shown net in the Consolidated Statements of Income.
IAS 39 prescribes requirements for designation and documentation of hedging relationships, the hedging strategy, as well as ongoing retrospective and prospective measurement of effectiveness in order to qualify for hedge accounting. The Company does not exclude any component of derivative gains and losses from the measurement of hedge effectiveness. Hedge accounting is considered to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is 80 to 125 percent effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction.
For qualifying fair value hedges, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risk(s) are recognized in income. If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instrument’s gain or loss is recognized in equity (as a component of accumulated other comprehensive income) and is reclassified into earnings in the period or periods during which the transaction being hedged affects income. The hedging result is reclassified into income immediately if it becomes probable that the hedged underlying transaction will no longer occur. For hedging instruments used to establish cash flow hedges, the change in fair value of the ineffective portion is recognized immediately in the income statement. To hedge the foreign currency risk arising from the Company’s net investment in foreign operations, derivative as well as non-derivative financial instruments are used. Gains or losses due to changes in fair value and from foreign currency translation are recorded separately within equity as currency translation adjustments.
Fair values of derivative financial instruments are classified as other operating assets and liabilities. Changes in fair value of derivative instruments affecting income are classified as other operating income or expenses. Gains and losses from interest-rate derivatives are included in interest income. Certain realized amounts are, if related to the sale of products or services, included in sales or cost of materials.
Unrealized gains and losses resulting from the initial measurement of derivative financial instruments at the inception of the contract are not recognized in income. They are instead deferred and recognized in income systematically over the term of the derivative. An exception to the accrual principle applies if unrealized gains and losses from the initial measurement are verified by quoted market prices, observable prices of other current market transactions or other observable data supporting the valuation technique. In this case the gains and losses are recognized in income.
Risk Management
During the normal course of business, the Company is exposed to foreign currency risk, interest rate risk, and commodity price risk. These risks create volatility in earnings, equity, and cash flows from period to period. The Company makes use of derivative financial instruments in various strategies to eliminate or limit these risks.
The Company’s policy generally permits the use of derivatives if they are associated with underlying assets or liabilities, forecasted transactions, or legally binding rights or obligations. Some of the companies in the market units also conduct proprietary trading in commodities within the risk management guidelines described below.
E.ON AG has enacted general risk management guidelines for the use of derivative interest and foreign currency instruments as well as for commodity risk management that constitute a comprehensive framework for the entire Group. The market units have also adopted specific risk management guidelines to eliminate or limit risks arising from their respective activities. The market units’ guidelines operate within the general risk management guidelines of E.ON AG. As part

Interim Report II/2007
Notes to the Condensed Consolidated Interim Financial Statements
of the Company’s framework for interest rate, foreign currency and commodity risk management, an enterprise-wide reporting system is used to monitor each reporting unit’s exposures to these risks and their long-term and short-term financing needs. The creditworthiness of counterparties is monitored on a regular basis.
Commodity derivatives are used for price risk management, system optimization, load balancing and margin improvement. Any use of derivatives is only allowed within limits that are established and monitored by a board independent from the trading operations. Proprietary trading activities are subject to particularly strict limits. The risk ratios and limits used mainly include value-at-risk figures, as well as volume, credit and book limits. Additional key elements of risk management are the clear division of duties between scheduling, trading, settlement and control, as well as a risk reporting independent from the trading operations.
Interest, currency and equity-related derivatives are only used for hedging purposes.
Consolidated Statement of Cash Flows
In accordance with IAS 7, “Cash Flow Statements” (“IAS 7”), the Consolidated Statements of Cash Flows are classified by operating, investing and financing activities. Cash flows from discontinued operations are reported separately in the Consolidated Statement of Cash Flows. Interest received and paid, income taxes paid and refunded, as well as dividends received are classified as operating cash flows, whereas dividends paid are classified as financing cash flows. Changes to the scope of consolidation have no effect on the Consolidated Statement of Cash Flows; only the purchase prices paid for subsidiaries in this context (or the sales prices received, respectively) are reported under investing activities, net of cash or cash equivalents acquired or divested as part of the transaction. This also applies to valuation changes due to exchange rate fluctuations, whose impact on cash and cash equivalents is separately disclosed.
Presentation of the Consolidated Balance Sheets and Statements of Income
In accordance with IAS 1, “Presentation of Financial Statements” (“IAS 1”), the Consolidated Balance Sheets have been prepared using a classified balance sheet structure. Assets that will be realized within twelve months of the reporting date, as well as liabilities that are due to be settled within one year of the reporting date are classified as current.
In addition, as part of the transition to IFRS, classification of the Income Statement was changed to the nature of expense method which is also applied for internal purposes.
Critical Accounting Estimates and Assumptions; Critical judgments in the Application of Accounting Policies
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that may influence the application of accounting principles within the Group and affect the valuation and presentation of reported figures. Actual amounts could differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Adjustments to accounting estimates are recognized in the period in which the estimate is revised if the change affects only that period or in the period of the revision and subsequent periods if both periods are affected.
(3) New Standards and Interpretations
The International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”) have issued standards and interpretations whose application is not yet mandatory in the reporting period. The application of some of these standards and interpretations is at the present time still subject to adoption by the EU, which remains outstanding.
IFRS 8, “Operating Segments"
In November 2006, the IASB issued IFRS 8, “Operating Segments” (“IFRS 8”), which contains new requirements for a company’s disclosure about its operating segments. IFRS 8 replaces IAS 14 and adopts almost completely the requirements of Statement of Financial Accounting Standards (“SFAS”) 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”), the corresponding accounting standard under U.S. GAAP. The management approach required by IFRS designates that the internal reporting organization used by management for making operating decisions and assessing performance should be used as the source for presenting a company’s reportable segments. The standard is to be applied for fiscal years beginning on or

Interim Report II/2007
after January 1, 2009; earlier application is encouraged. However, it has not been transferred by the EU into European law yet. Thus, E.ON’s intention to voluntarily apply IFRS 8 earlier than required was not executed within this Interim Report.
IAS 23, “Borrowing Costs”
In March 2007, the IASB issued revised IAS 23, “Borrowing Costs” (“IAS 23”). IAS 23 eliminates the option of recognizing borrowing costs immediately as an expense, to the extent that they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of such directly attributable borrowing costs is now mandatory. The revised standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. However, the standard has not been transferred by the EU into European law yet. Revised IAS 23 has no impact for E.ON as E.ON capitalizes borrowing costs as a part of the cost of acquisition or construction.
IFRIC 11, “IFRS 2-Group and Treasury Share Transactions”
IFRIC 11, “IFRS 2—Group and Treasury Share Transactions” (“IFRIC 11”), addresses how to apply IFRS 2 to share-based payment arrangements in which an entity’s own equity instruments or equity instruments of another company in the same group are granted. IFRIC 11 requires share-based compensation systems in which a company receives goods or services as consideration for its own equity instruments to be accounted for as equity-settled share-based payment transactions. IFRIC 11 further provides guidance on how share-based compensation systems in which a parent company’s equity instruments are granted should be accounted for at a member of a group of companies. IFRIC 11 is to be applied for fiscal years beginning on or after March 1, 2007. The share-based payment arrangements established within the E.ON Group are not subject to IFRIC 11 because they are cash-settled. Accordingly, the initial application of IFRIC 11 will not have any effect on the Consolidated Financial Statements.
IFRIC 12, “Service Concession Arrangements”
IFRIC 12, “Service Concession Arrangements” (“IFRIC 12”), governs accounting for arrangements in which a government or other public-sector institution (grantor) grants contracts to private companies (grantees) for the performance of public services. In performing these services, the private company uses infrastructure that continues to be owned by the government/public-sector institution. The private company is responsible for the construction, operation, and maintenance of the infrastructure. IFRIC 12 is to be applied for fiscal years beginning on or after January 1,2008; however, it has not yet been transferred by the EU into European law. E.ON is currently evaluating the effects of first-time application of IFRIC 12 on the Consolidated Financial Statements.
IFRIC 13, “Customer Loyalty Programmes”
IFRIC 13, “Customer Loyalty Programmes” (“IFRIC 13”), addresses accounting by entities that grant loyalty award credits. The interpretation clarifies how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. IFRIC 13 is to be applied for fiscal years beginning on or after July 1, 2008. However, the interpretation has not been transferred by the EU into European law yet. The adoption of IFRIC 13 is not expected to have a material impact on E.ON’s Consolidated Financial Statements.
IFRIC 14, “IAS 19-The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”
IFRIC 14, “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” (“IFRIC 14”), provides general guidance on how to assess the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability for defined benefit plans may be affected when there is a statutory or contractual minimum funding requirement. Under IFRIC 14 no additional liability needs to be recognized by the employer unless the contributions that are payable under the minimum funding requirement cannot be returned to the company. The interpretation is mandatory for fiscal years beginning on or after January 1, 2008; however, it has not yet been transferred by the EU into European law. E.ON is currently evaluating the effects of the first-time application of IFRIC 14 on the Consolidated Financial Statements.

Interim Report II/2007
Notes to the Condensed Consolidated Interim Financial Statements
(4) Scope of Consolidation
The number of consolidated companies changed as follows during the reporting period:
In addition, 168 companies have been accounted for under the equity method as of June 30, 2007 (December 31, 2006: 168).
(5) Disposals and Discontinued Operations
Disposals and Discontinued Operations in 2007
U.S. Midwest
WKE
Through Western Kentucky Energy Corp. (“WKE”), Henderson, Kentucky, USA, E.ON U.S. has a 25-year lease on and operates the generating facilities of Big Rivers Electric Corporation (“BREC”), a power generation cooperative in western Kentucky, and a coal-fired facility owned by the city of Henderson, Kentucky, U.S.
In March 2007, E.ON U.S. entered into a termination agreement with BREC to terminate the lease and the operational agreements for nine coal-fired and one oil-fired electricity generation units in western Kentucky, which were held through its wholly-owned subsidiary WKE.
The closing of the agreement is subject to a number of conditions, including review and approval by various regulatory agencies and acquisition of certain consents by other interested parties. Subject to such contingencies, the parties are working on completing the termination transaction during 2007. WKE therefore continues to be classified as a discontinued operation, just as in 2006.
The tables below provide selected financial information from the discontinued WKE operations in the U.S. Midwest segment for the periods indicated:
In addition in the first half of 2007, there were gains from the discontinued operations in the Company’s former Viterra segment totaling €6 million as well as losses from the sale of the former Oil segment amounting to €13 million.
ONE
In June 2007, E.ON and its partners Telenor and Tele Danmark signed a contract to sell their shares in the Austrian telecommunications company ONE GmbH (“ONE”), Vienna, Austria, to a consortium of bidders consisting of France Télécom and the financial investor Mid Europa Partners. The proceeds from the sale of E.ON’s 50.01 percent interest in ONE including the consideration for the shareholder loans granted totals roughly €550 million. E.ON will realize a gain from the transaction in the amount of approximately €330 million. The closing, which is subject to the approval by the responsible authorities, is expected to take place during 2007. As of the end of June 2007, ONE was classified as asset held for sale.

Interim Report II/2007
Discontinued Operations in 2006
In addition to WKE, E.ON Finland and Degussa were classified as discontinued operations in 2006.
Nordic
E.ON Finland
In June 2006, E.ON Nordic and the Finnish energy group Fortum Power and Heat Oy (“Fortum”) finalized the transfer to Fortum of all of E.ON Nordic’s shares in E.ON Finland. The purchase price for the 65.56 percent stake totaled approximately €390 million. E.ON Finland was classified as a discontinued operation in mid-January 2006.
The table below provides selected financial information from the discontinued operations of the Nordic segment for the periods indicated:
Degussa
As part of the implementation of the framework agreement entered into at the end of 2005 by E.ON AG and RAG AG (“RAG”), Essen, Germany, on the sale of the stake in Degussa AG (“Degussa”), Düsseldorf, Germany, held by E.ON (42.9 percent), this stake was transferred into the RAG Projektgesellschaft in March 2006. E.ON’s stake in RAG Projektgesellschaft was then forward sold. The forward sales agreement was executed at the beginning of July, resulting in the completion of the disposal of the remaining Degussa stake. The purchase price was paid at the end of August 2006. The transaction resulted in a gain of €981 million, which was subsequently adjusted for the intercompany gain attributable to E.ON’s minority interest in RAG (39.2 percent). A gain of €596 million was thus realized from the transfer and the subsequent sale.
As the interest in Degussa qualified as a discontinued operation under IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations” (“IFRS 5”), this gain is reported as income from discontinued operations in E.ON’s Consolidated Financial Statements along with E.ON’s equity in Degussa’s first quarter earnings in 2006 of €37 million. In total, a gain of €633 million was recognized for Degussa.
(6) Research and Development Costs
Research and development costs in the E.ON Group amounted to €12 million in the first six months of 2007 (first six months of 2006: €7 million).
(7) Financial Results
The following table provides details of financial results for the periods indicated:

Interim Report 11/2007
Notes to the Condensed Consolidated Interim Financial Statements
(8) Earnings per Share
The computation of earnings per share for the periods indicated is shown below:
The computation of diluted EPS is identical to basic EPS, as E.ON AG does not have any dilutive securities.
(9) Goodwill
During the period indicated, the carrying amount of goodwill changed as follows in each of E.ON’s segments:
(10) Financial Assets
The Company’s financial assets consisted of the following:

Interim Report II/2007
(11) Treasury Stock
As of June 30, 2007, E.ON AG held 4,227,368 treasury shares (December 31, 2006: 3,930,537). The increase results from the share buyback program started on June 27, 2007, as well as from the acquisition of shares designated for resale to employees as part of an employee stock purchase program. Another 28,472,194 shares of E.ON stock continue to be held by an E.ON subsidiary. E.ON thus held 4.7 percent of its capital stock as treasury shares as of the balance sheet date. For further information on the share buyback program, please see Note 16.
(12) Dividends Paid
On May 3,2007, the shareholders in the Annual Shareholders Meeting voted to distribute a dividend of €3.35 for each dividend-paying ordinary share, a €0.60 increase from the previous dividend paid in 2006 (excluding a special dividend of €4.25 per share in 2006). This corresponds to a total dividend paid of €2,210 million.
(13) Provisions for Pensions and Similar Obligations
Pension provisions decreased compared to year-end 2006 primarily due to actuarial gains resulting from higher discount rates.
During the first six months of 2007, contributions to increase the percentage of obligations funded by plan assets of approximately €384 million were made, of which approximately €268 million and €81 million are attributable to the Contractual Trust Arrangement for German subsidiaries and to the U.S. Midwest market unit, respectively.
The funded status, which is equal to the difference between the defined benefit obligation and the fair value of plan assets, is reconciled with the amounts recognized within the Consolidated Balance Sheets as shown in the following table:
The net periodic benefit cost for defined benefit plans is as follows:

Interim Report II/2007
Notes to the Condensed Consolidated Interim Financial Statements
(14) Segment Information
The reportable segments of the E.ON Group are presented in line with the Company’s internal organizational and reporting structure.
•	The Central Europe market unit operates E.ON’s integrated electricity business and downstream gas business in Central Europe.

•	Pan-European Gas is responsible for the European up-stream and midstream gas business. Moreover, this market unit holds predominantly minority shareholdings in the downstream gas business.

•	The U.K. market unit encompasses the integrated energy business in the United Kingdom.

•	The Nordic market unit focuses on the integrated energy business in Northern Europe.

•	The U.S. Midwest market unit is primarily active in the regulated energy market in the U.S. state of Kentucky.

•	The Corporate Center contains the interests managed directly by E.ON AG, E.ON AG itself, and consolidation effects at the Group level.
Under IFRS, E.ON is required to report under discontinued operations those operations of a reportable or operating segment, or of a component thereof, which either have been disposed of or are classified as held for sale. In the first six months of 2007, this applied to WKE, which is held for sale. In the first six months of 2006, in addition to WKE, E.ON Finland and Degussa were also held for sale and were sold in June and August 2006, respectively. For the purposes of our business segment reporting, our results for the period ended June 30, 2007, and for the prior-year period do not include the results of our discontinued operations (see the commentary on page 40).

Interim Report II/2007
Adjusted EBIT, E.ON’s key figure for purposes of internal management control and as an indicator of a business’s long-term earnings power, is derived from income/loss (-) from continuing operations before income taxes and interest income and adjusted to exclude certain special items. The adjustments include adjusted interest expense (net), net book gains, and other nonoperating earnings.
Adjusted interest expense (net) is calculated by taking the interest and similar expenses (net) recorded in the Consolidated Statements of Income and adjusting it using economic criteria and excluding certain special items (that is, the portions of interest expense that are nonoperating). Net book gains are equal to the sum of book gains and book losses from disposals included in other operating income and expenses. Other nonoperating earnings consists of other nonoperating income and expenses of a nonrecurring or rare nature. Depending on the case, such income and expenses may affect different line items of the Consolidated Statements of Income. For example, effects from the marking to market of derivatives are recorded under other operating income and expenses, while impairment charges on property, plant, and equipment are recorded under depreciation, amortization, and impairment charges.
Page 8 in the Interim Group Management Report of this Interim Report contains a detailed reconciliation of adjusted EBIT to net income. Due to the adjustments made, our financial information by business segment may differ from the corresponding IFRS figures.

Interim Report II/2007
Notes to the Condensed Consolidated Interim Financial Statements
(15) IFRS Reconciliation and Interim Financial Statements of the E.ON Group for the First Half of 2007
Explanatory Notes Concerning the Transition of Group Accounting Policies to International Financial Reporting Standards
E.ON will prepare its first Consolidated Financial Statements in accordance with IFRS for December 31, 2007. These financial statements will also include comparable financial statements for the fiscal year ended December 31, 2006. The effective date of the E.ON Group’s IFRS Consolidated Opening Balance Sheet is January 1, 2006 (the date of transition to IFRS according to IFRS 1).
According to IFRS 1, the first IFRS Consolidated Financial Statements must use recognition and measurement principles that are based on standards and interpretations that are mandatory at December 31, 2007, the date of first-time preparation of Consolidated Financial Statements according to IFRS, provided these have been published effective December 31, 2007, and adopted by the EU. These accounting and measurement principles must be applied retrospectively to the date of transition to IFRS and for all periods presented within the first IFRS Consolidated Financial Statements.
Any resulting differences between the carrying amounts of assets and liabilities according to IFRS as of January 1, 2006, compared with those presented in the U.S. GAAP Consolidated Balance Sheet as of December 31, 2005, were recognized in equity within the IFRS opening balance sheet.
The Interim Financial Statements for the six months ended June 30, 2007, have been prepared in accordance with all IFRS effective and adopted for use in the EU as of the end of the interim period.
As the IASB may issue additional pronouncements prior to the preparation of the Consolidated Financial Statements for the year ending December 31, 2007, whose application is mandatory or which E.ON may elect to apply prematurely, the IFRS applied to the 2007 year-end financial statements may deviate in some respects from the standards utilized within the Interim Financial Statements for the six months ended June 30, 2007.
As provided for by IFRS 1, E.ON has applied the mandatory exceptions as well as certain optional exemptions described in the following text to the retrospective application of IFRS.
Explanation of the IFRS 1 Exemptions Applied by E.ON
In the IFRS Consolidated Opening Balance Sheet as of January 1, 2006, the carrying amounts of assets and liabilities from the U.S. GAAP balance sheet as of December 31, 2005, are generally recognized and measured according to those IFRS regulations in effect on December 31, 2007. For certain individual cases, however, IFRS 1 provides for optional exemptions to the general principle of retrospective application of IFRS. The following discussion describes the exemptions that E.ON has made use of in preparing its IFRS Consolidated Opening Balance Sheet.
Business Combinations
E.ON has elected to utilize the option under IFRS 1 not to apply the provisions of IFRS 3 retrospectively to business combinations that took place prior to the transition to IFRS. The presentation of these business combinations according to U.S. GAAP was maintained. In general, all of those assets and liabilities that were acquired in a business combination and that fulfill the IFRS recognition criteria must be recognized in the IFRS consolidated opening balance sheet. Furthermore assets and liabilities that were not recognized under U.S. GAAP but are subject to recognition under IFRS are recognized in the IFRS opening balance sheet. Any resulting adjustment amounts are recognized in retained earnings with no effect on net income unless they pertain to intangible assets whereby an adjustment of the goodwill determined under U.S. GAAP would be required. As no adjustment for intangible assets was required relating to such business combinations, the goodwill previously reported under U.S. GAAP was maintained in E.ON’s opening balance sheet under IFRS.
Goodwill must be tested for impairment at the time of transition to IFRS. No impairment was determined by E.ON at the time of transition.

Interim Report II/2007
Cumulative Translation Differences
E.ON has elected to utilize the exemption provided for under IFRS 1 whereby the unrealized cumulative translation differences resulting from the translation of financial statements into the reporting currency of E.ON and previously reported within other comprehensive income, may be recognized in full at the time of transition to IFRS within equity.
In a subsequent disposal of an enterprise, only those foreign currency translation differences that were recognized in equity after the preparation of the opening balance sheet, are recognized in the gain or loss on disposal.
Significant Effects of Transition from U.S. GAAP to IFRS
The following reconciliations and their associated explanatory notes provide an overview of the effects of transition to IFRS. The adjustments are presented in the following sections:
•	Equity as of January 1, 2006

•	Equity as of June 30, 2006

•	Equity as of December 31, 2006

•	Net income for the interim period from January 1, 2006, through June 30, 2006

•	Net income for the second quarter from April 1, 2006, through June 30, 2006

•	Net income for the fiscal year from January 1, 2006, through December 31, 2006
Reconciliation of Equity
a) Changes in the Presentation of Minority Interests
Under IFRS, minority interests of third parties in the Group are reported as part of equity. Under U.S. GAAP, minority interests are reported separately from shareholders’ equity.
b) Effects of IAS 32
Put Options on Minority Interests
Financial instruments for which a right of repayment exists for the investor do not constitute equity instruments under the IFRS definition of equity. E.ON has made conditional and unconditional commitments to certain minority shareholders to acquire the outstanding shares. As a result, a liability in the amount of the present value of the future exercise price must be reported. This reclassification from equity is irrespective of the probability of exercise and is reported separately within minority interests.
Under U.S. GAAP, these potential commitments are generally reported similar to derivatives at fair value.

Interim Report II/2007
Notes to the Condensed Consolidated Interim Financial Statements
Minority Interests in German Partnerships
Under German corporate law, shareholders of a German partnership have a statutory, non-excludable right of termination. Under IAS 32, this right of termination causes the minority interests in the Group to be considered repayable. Accordingly, a corresponding liability at the present value of the expected settlement amount must be reclassified from equity, irrespective of the probability of exercise. The reclassification is reported separately within minority interests.
Under U.S. GAAP, these partnership interests are shown under minority interests.
In total, these effects resulted in a reduction in equity of €3,249 million within the opening balance sheet (June 30,
2006: –€2,643 million; December 31, 2006: –€2,780 million).
c) Inventories
Under U.S. GAAP, gas inventories were generally measured at LIFO. Under IAS 2, “Inventories” (“IAS 2”), this measurement method is not allowed. The adjustment to average-cost measurement of gas inventories resulted in an increase in equity of €134 million within the opening balance sheet (June 30, 2006: €336 million; December 31, 2006: €348 million).
d) Pensions and Similar Obligations
Both U.S. GAAP and IFRS require the formation of provisions for pension obligations. Differences in the opening balance sheet in the values recognized under IAS 19, and SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”), resulted in particular from the election to recognize all cumulative actuarial gains and losses in equity under IFRS. As part of the transition, the intangible pension asset and the prepaid pension asset as well as the additional minimum liability were eliminated. As a result, equity decreased by €1,391 million within the opening balance sheet (June 30, 2006: –€122 million;
December 31, 2006: –€81 million). Due to actuarial gains recognized directly in equity under IFRS the difference decreased by June 30, 2006. The further decline by December 31, 2006 is predominantly due to the first-time application of SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”), which also requires recognition of actuarial gains and losses within equity.
e) Other Provisions
Under IFRS, long-term provisions must generally be discounted at the market interest rate applicable as of the respective balance sheet date if the interest rate effect (the difference between present value and repayment amount) resulting from discounting is material. In contrast, U.S. GAAP sets more stringent requirements with regard to discountability, with the result that under IFRS, more provisions are recognized at their lower present values.
A further difference exists with regard to the subsequent measurement of provisions for asset retirement obligations. Under both U.S. GAAP and IFRS, the acquisition or production costs of property, plant and equipment must be increased to include future asset retirement cost. The increased amount is amortized over the useful life of the corresponding asset. Each subsequent remeasurement of the provision under IFRS leads to an increase or a reduction of the entire cost of the asset to be decommissioned, while a remeasurement under U.S. GAAP leads to an increase or a reduction of only the asset retirement cost. Remeasurements of this type only affect the income statement if a reduction of the provision causes the carrying amount of the corresponding asset (or, under U.S. GAAP, the asset retirement cost portion) to be reduced to zero; in this case, each further reduction of the provision is recognized in income. As a consequence of the different definitions of the corresponding asset items, remeasurements of asset retirement obligations are less frequently recognized within the income statement under IFRS than under U.S. GAAP.
A further reduction in equity resulted from the different treatment of the bonus features (“Aufstockungsbeträge”) of early retirement arrangements under IFRS.
In total, the differences in the accounting for other provisions resulted in a reduction in equity of €43 million within the opening balance sheet (June 30, 2006: –€55 million; December 31, 2006: –€129 million).

Interim Report II/2007
f) Derivatives
Further differences exist with regard to the definition of a derivative. Under U.S. GAAP, there are industry-specific exceptions for power-plant-specific supply contracts that are unknown under IFRS. This means that the definition of a derivative encompasses more contracts under IFRS.
In the case of embedded derivatives in certain supply and sale contracts, IFRS provides for the possibility of measuring only the embedded derivative, while reporting the non-derivative portion as a pending transaction. This is an exception for own use contracts. Under U.S. GAAP, the existence of an embedded derivative in these contracts gives rise to fair value reporting through income for the contract as a whole. Further effects arise from the definition of a derivative with regard to net settlement and market liquidity.
In total, these effects resulted in a reduction in equity of €566 million within the opening balance sheet (June 30, 2006: –€389 million; December 31, 2006: increase of €226 million).
g) Valuation of Available-for-Sale Financial Instruments
Under U.S. GAAP, non-marketable equity instruments are accounted for at cost. Under IFRS, all equity instruments must be reported at fair value to the extent that the fair value can be reliably determined. This applies even if an exchange quotation or another publicly available market price does not exist. Unrealized gains and losses from available-for-sale financial instruments, with the exception of impairment charges are reported in equity and reclassified when realized. The fair value measurement of available-for-sale equity instruments resulted in an increase in equity of €377 million within the opening balance sheet (June 30, 2006: €362 million; December 31, 2006: €370 million).
h) U.S. Regulation
Accounting for E.ON’s regulated utility businesses, Louisville Gas and Electric Company, Louisville, Kentucky, U.S., and Kentucky Utilities Company, Lexington, Kentucky, U.S., of the U.S. Midwest market unit, conforms to U.S. generally accepted principles as applied to regulated public utilities in the United States of America. These entities are subject to SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation” (“SFAS 71”), under which certain costs that would otherwise be charged to expense are deferred as regulatory assets based on expected recovery of such costs from customers in future rates approved by the relevant regulator. Likewise, certain credits that would otherwise be reflected as income are deferred as regulatory provisions. The current or expected recovery by the entities of deferred costs and the expected return of deferred credits is generally based on specific rate-making decisions or precedent for each item. The regulatory assets and liabilities under U.S. GAAP do not fulfill the recognition criteria for assets and liabilities under IFRS. As a result, these regulatory assets and liabilities were offset against equity and resulted in an increase in equity of €403 million within the opening balance sheet (June 30, 2006: €398 million; December 31, 2006: €279 million).
i) Income Taxes
Compared with U.S. GAAP, the adjustments described above result in changes in temporary differences between IFRS carrying amounts and tax-basis values and, accordingly, to changes in deferred taxes.
Furthermore, under IAS 12, deferred taxes arising from investments in subsidiaries and associates (outside basis differences) are not recognized to the extent that the investor is able to control the timing of the reversal of the temporary difference and to the extent that it is probable that the temporary differences will not reverse in the foreseeable future.
Both of these effects had a significant impact on the effective tax rate applied for measuring quarterly taxes so that the material differences between IFRS and U.S. GAAP as of June 30, 2006 are due to different effective tax rates.
In total, these effects resulted in an increase in equity within the opening balance sheet of €800 million (June 30, 2006: €63 million; December 31, 2006: €223 million).

Interim Report II/2007
Notes to the Condensed Consolidated Interim Financial Statements
j) Other
Leasing
In a manner analogous to EITF 01-8, “Determining Whether an Arrangement Contains a Lease” (“EITF 01-8”), IFRIC 4 provides for the reporting of embedded leases. IFRIC 4 requires retrospective application whereas the equivalent provisions of EITF 01-8 under U.S. GAAP had to be applied prospectively as of May 28, 2003. The positive effect of this application on equity amounted to €90 million within the opening balance sheet (June 30, 2006: €90 million; December 31, 2006: €125 million).
Change in Scope of Consolidation
One gas storage company in the Pan-European Gas market unit must be additionally consolidated under IFRS. The obligation to consolidate arises from SIC Interpretation 12, “Consolidation—Special Purpose Entities” (“SIC 12”), since E.ON has a right to obtain the majority of this company’s benefits and is thereby exposed to the majority of its business risks. The U.S. GAAP criterion of asymmetric distribution of opportunities and risks under Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R”), is not met. Moreover, there are significant protective rights for minority shareholders, meaning that control in the context of U.S. GAAP is not present. The consolidation of the gas storage company resulted in an increase in equity of €81 million in the opening balance sheet (June 30, 2006: €75 million; December 31, 2006: €70 million).
Impairment
Under U.S. GAAP, the first step in the impairment testing of property, plant and equipment and intangible assets is to determine whether the carrying amount of the asset or group of assets being tested may not be recoverable. The carrying amount is not recoverable if it exceeds the estimated future undiscounted cash flows arising from the use of the asset or group of assets tested. In such a case, the second step is to recognize an impairment charge in the amount of the difference between the previous carrying amount and the lower fair value. Under IFRS no two-step approach exists. The carrying amount of the asset being tested is compared with its recoverable amount, which is the higher of an asset’s value in use and its fair value less costs to sell. If the carrying amount exceeds the corresponding recoverable amount, an impairment charge is recognized in the amount of the difference. In the fourth quarter of 2006, impairment charges in the amount of €186 million were recognized in accordance with IFRS on property, plant and equipment and intangible assets at the U.K. market unit. No impairment was necessary under U.S. GAAP because the undiscounted cash flows exceeded the carrying amounts of the assets. As of December 31, 2006, this resulted in a decrease in equity under IFRS of €186 million.
Degussa
Furthermore, the conversion to IFRS of our interest in Degussa within the opening balance sheet as well as the subsequent related impacts during 2006 from the application of the equity method and the accounting for the disposal of Degussa under IFRS resulted in the following impacts on equity: January 1, 2006: –€31 million; June 30, 2006: –€866 million; December 31, 2006: –€142 million. The significant fluctuation during 2006 results from the mark-to-market valuation of the forward contract entered into in the first quarter 2006 in conjunction with the sale of our interest in Degussa which was executed in July 2006. Unlike IFRS, this contract does not meet the definition of a derivative under U.S. GAAP and therefore was previously not recognized at fair value.

Interim Report II/2007
Reconciliation of Net Income
a) Changes in the Presentation of Minority Interests
Consistent with the change in presentation within the balance sheet, minority interests are reported directly in equity under IFRS as part of the allocation of earnings. Under U.S. GAAP, minority interests in earnings are reported within the calculation of net income.
b) Effects of IAS 32
Put Options on Minority Interests
Financial instruments for which a right of repayment exists do not constitute equity instruments under the IFRS definition of equity. E.ON has made conditional and unconditional repurchase offers to certain minority shareholders to acquire the outstanding shares. Correspondingly, a liability in the amount of the present value of the future exercise price must be reported, irrespective of the probability of exercise. The accretion expense for the liability is shown in interest income. The minority interest remains part of the earnings’ allocation reported directly within equity under IFRS.
Under U.S. GAAP, these potential commitments are generally reported at fair value similar to derivatives. Minority interests are included in the calculation of net income.
Minority Interests in German Partnerships
Under German corporate law, shareholders of a German partnership have a statutory, non-excludable right of termination. Under IAS 32, this right of termination causes the minority interests in the Group to be considered repayable. Accordingly, a corresponding liability in the present value of the expected settlement amount must be reclassified from minority interests. The shares in earnings to which the minority shareholders are entitled as well as the accretion expense for the liability must be shown as interest expense. Other changes in the value of the liability are reported as other operating income and expenses.
Under U.S. GAAP, these partnership interests are shown under minority interests. The share in earnings to which these minority shareholders are entitled is still shown as minority interests in earnings and included in the calculation of net income.
These effects resulted in a decrease of net income by €121 million for the year ended December 31, 2006 (second quarter 2006: –€14 million; first half 2006: –€39 million).

Interim Report II/2007
Notes to the Condensed Consolidated Interim Financial Statements
c) Inventories
The adjustment from LIFO measurement of gas inventories as was generally applied under U.S. GAAP to average-cost measurement under IFRS resulted in an increase in net income of €214 million for the year ended December 31, 2006 (second quarter 2006: €4 million; first half 2006: €201 million).
d) Pensions and Similar Obligations
E.ON has elected the option under IAS 19 to recognize all actuarial gains and losses within equity with no further amortization through net income as required under U.S. GAAP.
As a result, net income increased by €118 million for the year ended December 31, 2006 (second quarter 2006: €26 million; first half 2006: €60 million).
e) Other Provisions
The differences in the accounting treatment of other provisions described in connection with the reconciliation of equity resulted in a reduction in net income of €78 million for the year ended December 2006 (second quarter 2006: –€4 million; first half 2006: –€12 million). The increased charge as of the end of the fiscal year is primarily due to early retirement agreements at the Central Europe market unit.
f) Derivatives
Under U.S. GAAP, there are industry-specific exceptions for power-plant-related supply contracts that are unknown under IFRS. This means that the definition of a derivative encompasses more contracts under IFRS.
In the case of embedded derivatives in certain supply and sale contracts, IFRS provides for the possibility of measuring only the embedded derivative, while reporting the non-derivative portion as a pending transaction. Under U.S. GAAP, the existence of an embedded derivative in these contracts gives rise to fair value reporting through income for the contract as a whole. Further effects arise from the definition of a derivative with regard to net settlement and market liquidity.
The total increase in net income for the year ended December 31, 2006, attributable to these circumstances was €791 million (second quarter 2006: €178 million; first half 2006: €173 million).
g) Valuation of Available-for-Sale Financial Instruments
Under IFRS, the foreign currency translation effects from monetary financial instruments classified as available-for-sale are recognized in income to the extent to which they are related to acquisition costs. Under U.S. GAAP, these effects are classified as other comprehensive income, along with all other changes in fair value. For the year ended December 31, 2006, this resulted in a decrease in net income of €55 million (second quarter 2006: –€21 million; first half 2006: –€33 million).
h) U.S. Regulation
The regulatory assets and liabilities under U.S. GAAP do not fulfill the recognition criteria for assets and liabilities under IFRS. Immediate recognition in the income statement of the resulting income and expenses resulted in an increase in net income of €9 million for the year ended December 31, 2006 (second quarter 2006: €5 million; first half 2006: €24 million).
i) Income Taxes
During the 2006 fiscal year, the above deviations in income, particularly with respect to pensions, resulted in changes of deferred taxes that reduced net income.
Furthermore, under IAS 12, deferred taxes arising from investments in subsidiaries and associates (outside basis differences) are not recognized to the extent that the investor is able to control the timing of the reversal of the temporary difference and to the extent that it is probable that the temporary differences will not reverse in the foreseeable future. In comparison with U.S. GAAP, this resulted in an increase in net income under IFRS.

Interim Report II/2007
Both of these effects had a significant impact on the effective tax rate applied for measuring quarterly taxes so that the material differences between IFRS and U.S. GAAP in the first half 2006 are due to different effective tax rates.
Overall the changes in income taxes resulted in a reduction of net income during the year ended December 31, 2006, of €363 million (second quarter 2006: –€216 million; first half 2006: –€288 million).
j) Other
A further difference results from the conversion to IFRS of our interest in Degussa both with respect to the equity results as well as the book gain calculated upon disposal in 2006. The conversion led to an increase in net income of €205 million for the year ended December 31, 2006 as well as for the first half 2006. This was offset by an impairment charge of €186 million at the U.K. market unit recognized only under IFRS in the fourth quarter 2006.
Cash Flow Adjustments
As a result of the conversion to IFRS, E.ON ´s first half 2006 cash flows from operating, investing and financing activities were adjusted by –€12 million, €17 million and –€4 million (2006: –€33 million, €44 million and –€10 million) compared to U.S. GAAP, respectively. These insignificant adjustments result from differences in the scope of consolidation and the accounting for leasing in connection with IFRIC 4.
(16) Subsequent events
Within its share buyback program started on June 27, 2007, E.ON repurchased 8,922,473 own shares at an average price of €119.41 per share, of which 246,865 are included in these Consolidated Financial Statements. Up to now, this corresponds to a 1.29-percent-buyback of E.ON’s capital stock at an acquisition cost of €1,065 million. The company plans to buy back stock worth approximately €7 billion by the end of 2008, half of it in 2007. The goals of the share buy back are to optimize E.ON’s capital structure as well as to make E.ON shares more attractive.
In late July, E.ON concluded a purchase agreement with Shell to acquire 28 percent of Skarv and Idun, two important Norwegian natural gas fields, for $893 million (approximately €650 million). E.ON’s share of the investments for developing the fields will be about $1.4 billion. Plans call for gas production to begin in 2011. E.ON’s share of these fields’ production will be about 1.4 billion cubicmeters of natural gas per year for at least ten years. The sale is subject to the relevant Norwegian regulatory approval and is expected to be completed by the end of 2007.
In early August 2007, E.ON acquired Energi E2 Renovables Ibéricas (“E2-I”), a wind farm operator, from the Danish utility Dong Energy at a purchase price of €722 million. This acquisition enables E.ON to greatly expand its wind power business. The purchase price includes €256 million for the assumption of existing net debt. Currently, E2-I generates electricity in Spain and Portugal from renewables with a total capacity in operation of about 260 MW. Most of its assets are state-of-the-art wind farms. The remainder are small-scale hydroelectric and biomass generating units. Further wind farms totaling approximately 560 megawatt are already being planned at particularly favourable locations on the Iberian peninsula; they are planned for completion in the next four years.
On August 7, 2007, E.ON, ThyssenKrupp and RWE came to an agreement with the foundation “RAG-Stiftung” to sell their shares in RAG Aktiengesellschaft to the RAG-Stiftung. The three shareholding companies hold a total of 90 percent of the share capital. The blocks of shares are expected to be transferred on November 30, 2007, for a price of €1 each.
(17) Group Auditor Review
The Consolidated Interim Financial Statements as of June 30, 2007 and 2006 as well as the opening balance sheet as of January 1, 2006 and the Consolidated Financial Statements as of December 31, 2006 have been reviewed by our independent auditors.

Interim Report II/2007
Other Explanations Concerning the IFRS Reconciliations
In addition to the explanations in Note 15 concerning the reconciliation of equity and net income, the following describes the effects of the transition to IFRS on other important key financial figures.
Reconciliation of Adjusted EBIT
The reconciliation of adjusted EBIT from U.S. GAAP to IFRS for the second quarter 2006, the first half 2006 as well as for the year ended December 31, 2006 is presented in the following tables:

Interim Report II/2007
The increase in adjusted EBIT according to IFRS is primarily due to the change in measurement of gas inventories from LIFO under U.S. GAAP to average-cost measurement under IFRS. An additional positive effect results from the reduction of the expense for pensions compared with U.S. GAAP which is primarily due to the elimination of the amortization of actuarial gains and losses in the income statement. The immediate recognition in income of U.S. regulatory assets and liabilities recognized in accordance with U.S. GAAP within the U.S. Midwest market unit also led to an increase in adjusted EBIT.
These positive effects were offset by the negative impact of differences in the accounting for other provisions. As required under IFRS, the adjusted EBIT of the “other activities” which was attributable to the equity earnings of E.ON’s share in Degussa under U.S. GAAP, has been reclassified to discontinued operations.
For a detailed explanation of these effects see the description in Note 15 of the reconciliation of equity and net income.
Reconciliation of Adjusted Net Income
The following table describes the reconciliation from U.S. GAAP to IFRS of adjusted net income for the second quarter 2006, the first half 2006 as well as for the entire 2006 fiscal year:
The definition and reconciliation of net income to adjusted net income under IFRS is presented on page 9.
In addition to the differences in adjusted EBIT, the increase in adjusted net income as compared with U.S. GAAP, especially for the year ended December 31, 2006, is due primarily to the differences in adjusted interest income which results mainly from the differences in the accounting treatment of other provisions which are described in Note 15.

Reconciliations of Adjusted EBIT and Adjusted Net Income for the year 2006 and the US-GAAP figures for the period January 1 to June 30, 2006

Financial Calendar

November 13, 2007	Interim Report: January — September 2007

March 6, 2008	Release of 2007 Annual Report
April 30, 2008	2008 Annual Shareholders Meeting
May 2, 2008	Dividend Payout
May 14, 2008	Interim Report: January — March 2008
August 13, 2008	Interim Report: January — June 2008
November 12, 2008	Interim Report: January — September 2008

For more information about E.ON:

Corporate Communications
E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Germany

T +49 (0)211-45 79-4 53
F +49 (0)211-45 79-5 66
info@eon.com
www.eon.com
Only the German version of this Interim Report is legally binding.
This Interim Report contains certain forward-looking statements that are subject to risk and uncertainties. For information identifying economic, currency, regulatory, technological, competitive, and some other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, you should refer to E.ON’s filings to the Securities and Exchange Commission (Washington, DC), as updated from time to time, in particular to the discussion included in the sections of the E.ON 2006 Annual Report on Form 20-F entitled “Item 3. Key Information: Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: August 15, 2007	By:	/s/ Michael C. Wilhelm

Michael C. Wilhelm Senior Vice President Accounting